File No. 812-14063

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC, 20549

FIRST AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT

TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN

ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT

COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

The Lincoln National Life Insurance Company

and

The following separate accounts of The Lincoln National Life Insurance Company:

Lincoln National Variable Annuity Account C

Lincoln National Variable Annuity Account L

Lincoln Life Variable Annuity Account N

Lincoln Life Variable Annuity Account Q

1300 South Clinton Street

Fort Wayne, IN 46802

and

Lincoln Life & Annuity Company of New York

and

The following separate accounts of Lincoln Life & Annuity Company of New York:

(LNY) Lincoln Life & Annuity Variable Annuity Account L

(LNY) Lincoln New York Account N for Variable Annuities

100 Madison Street, Suite 1860

Syracuse, NY 13202

and

Lincoln Variable Insurance Products Trust

1300 South Clinton Street

Fort Wayne, IN 46802

Communications, Notice and Order to:

Jill R. Whitelaw, Esq.

Chief Counsel - Funds Management

Lincoln Financial Group

150 North Radnor-Chester Road

Radnor, PA 19087

Copies to:

Robert A. Robertson, Esq.

Dechert LLP

2010 Main Street, Suite 500

Irvine, CA 92614

Dated: November 14, 2012

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

The Lincoln National Life Insurance Company

Lincoln National Variable Annuity Account C

Lincoln National Variable Annuity Account L

Lincoln National Variable Annuity Account N

Lincoln National Variable Annuity Account Q

1300 South Clinton Street

Fort Wayne, IN 46802

Lincoln Life & Annuity Company of New York

(LNY) Lincoln Life & Annuity Variable Annuity Account L

(LNY) Lincoln New York Account N for Variable Annuities

100 Madison Street, Suite 1860

Syracuse, NY 13202

Lincoln Variable Insurance Products Trust

1300 South Clinton Street

Fort Wayne, IN 46802

File No. 812-14063

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

FIRST AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

The Lincoln National Life Insurance Company (“Lincoln Life”) and its Lincoln National Variable Annuity Account C, Lincoln National Variable Annuity Account L, Lincoln National Variable Annuity Account N, and Lincoln National Variable Annuity Account Q, and Lincoln Life & Annuity Company of New York (“LNY”), and its (LNY) Lincoln Life & Annuity Variable Annuity Account L and (LNY) Lincoln New York Account N for Variable Annuities (the “Section 26 Applicants”) hereby submit this Application for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”). The order would approve the proposed substitution of shares of certain series of Lincoln Variable Insurance Products Trust (the “Trust”) (which is a registered investment company that is an affiliate of the Section 26 Applicants) for shares of other registered investment companies unaffiliated with the Section 26 Applicants (the “Substitutions”), each of which is currently used as an underlying investment option for certain variable annuity contracts and/or variable life insurance policies (collectively, the “Contracts”) issued by Lincoln Life and LNY (collectively, the “Insurance Companies”).

The Section 26 Applicants and the Trust (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to effectuate the proposed Substitutions by redeeming a portion of the securities of one or more of the Existing Funds (as defined herein) in-kind and using those securities received to purchase shares of the Replacement Funds (as defined herein) (the “In-Kind Transfers”).

II.	STATEMENT OF FACTS

A.	The Section 26 Applicants

1.	Lincoln Life and LNY

Lincoln Life is an insurance company organized under the laws of Indiana. LNY is an insurance company organized under the laws of New York. Lincoln Life and LNY are wholly-owned subsidiaries of Lincoln National Corporation (“LNC”), a diversified financial services company, which is listed on the

New York Stock Exchange (NYSE:LNC). LNC and its insurance company affiliates are marketed under the name Lincoln Financial Group.

2.	Separate Accounts of the Insurance Companies

The separate accounts listed in the following table (the “Separate Accounts”) are separate accounts of the Insurance Companies. Each of the Separate Accounts is a registered unit investment trust used to issue one or more Contracts issued by the Insurance Company listed in the table. Each Separate Account is divided into sub-accounts, each of which invests in the securities of a single issuer. To the extent necessitated by this Application, the Separate Account registration statements listed in the following table are incorporated by reference.

Separate Account	Depositor/ Sponsor*	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.
Lincoln National Variable Annuity Acct C	Lincoln Life	6/3/1981	811-03214	033-025990
Lincoln National Variable Annuity Acct C	Lincoln Life	6/3/1981	811-03214	333-068842
Lincoln National Variable Annuity Acct C	Lincoln Life	6/3/1981	811-03214	333-112927
Lincoln National Variable Annuity Acct L	Lincoln Life	4/29/1996	811-07645	333-004999
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	LNY	7/24/1996	811-07785	333-141755
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-138190
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-040937
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-149434
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-036316
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-036304
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-061554
Lincoln Life Variable Annuity Acct N	Lincoln Life	11/3/1997	811-08517	333-135039
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-145531
(LNY) Lincoln New York	LNY	3/11/1999	811-09763	333-141752

Separate Account	Depositor/ Sponsor*	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.
Account N for Variable Annuities
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-141752
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-149449
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-141757
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-141759
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-141760
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-141762
Lincoln Life Variable Annuity Acct Q	Lincoln Life	11/3/1997	811-08569	333-043373
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-141765
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-147673
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-148208
(LNY) Lincoln New York Account N for Variable Annuities	LNY	3/11/1999	811-09763	333-147711

* As interpreted by the Commission with respect to variable life and variable annuity separate accounts registered under the 1940 Act.

B.	The Section 17 Applicants

1.	The Section 26 Applicants

The Section 17 Applicants consist of the Section 26 Applicants and the Trust.

2.	The Trust

Shares of the Trust are sold to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies (and to certain series of the Trust that operate as “funds-of-funds” that, in turn, are sold to insurance company separate accounts to fund such benefits), and to qualified employer pension and employee retirement plans.

The Trust is organized as a Delaware statutory trust. It is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933 (the “1933 Act”), on Form N-1A (see File Nos. 811-08090 and 033-70742). The Trust is a series investment company and currently offers sixty-four (64) separate series (each a “Trust Fund”), six (6) of which are involved in the proposed Substitutions as Replacement Funds (as defined herein).

Lincoln Investment Advisors Corporation (“LIAC”), a Delaware corporation and investment adviser registered under the Investment Advisers Act of 1940 currently serves as investment adviser to each of the Trust Funds pursuant to an investment advisory agreement between the Trust, on behalf of each Trust Fund, and LIAC (the “Investment Advisory Agreement”).

Under the Investment Advisory Agreement, LIAC provides for, or arranges for the provision of, among other things, the management of the assets of each Trust Fund and the decisions to purchase and sell securities on behalf of the Trust Funds. LIAC is permitted under the Investment Advisory Agreement, at its own expense, to select and contract with one or more subadvisers (“Subadvisers”) to perform some or all of the services for a Trust Fund for which LIAC is responsible under the Investment Advisory Agreement. With regard to each Replacement Fund, LIAC employs a subadvised strategy where LIAC delegates certain investment advisory duties to one or more Subadvisers. LIAC: (i) has overall supervisory responsibility for the general management and investment of an Trust Fund’s assets; (ii) determines the allocation of assets among one or more Subadvisers; and (iii) has full investment discretion to make all determinations with respect to the investment of an Trust Fund’s assets not otherwise assigned to a Subadviser. Among other activities, LIAC performs the following oversight and evaluation services to the Trust Funds:

•	Initial due diligence on prospective Subadvisers;
•	Monitoring Subadviser performance, including ongoing analysis and periodic consultations;
•	Communicating performance expectations and evaluations to the Subadvisers; and
•	Making recommendations to the Trust Board of Trustees regarding renewal, modification or termination of contracts with Subadvisers.

At present, LIAC does not frequently recommend Subadviser changes. Where LIAC does recommend Subadviser changes, LIAC periodically provides written reports to the Trust’s Board of Trustees regarding its evaluation and monitoring of the Subadviser.

The Trust received an exemptive order from the Commission (In the Matter of Lincoln Investment Advisors Corporation, et al., 1940 Act Rel. No. 29197 (Mar. 31, 2010) (Order) File No. 812-13732) (the

“Manager of Managers Order”) that permits LIAC, subject to certain conditions, including approval of the Trust Board of Trustees, and without the approval of shareholders, to: (i) select a new Subadviser or additional Subadviser for each Trust Fund; (ii) terminate any existing Subadviser and/or replace the Subadviser; (iii) enter into new sub-advisory agreements1 and/or materially modify the terms of, or terminate, any existing sub-advisory agreement; and (iv) allocate and reallocate an Trust Fund’s assets among one or more Subadvisers. The Manager of Managers Order exempts the Trust from Section 15(a) of the Act and Rule 18f-2 thereunder with respect to sub-advisory agreements.

If a new Subadviser is retained for a Trust Fund, Contract owners would receive all information about the new Subadviser that would be included in a proxy statement, including any change in disclosure caused by the addition of a new Subadviser.

The Manager of Managers Order applies to each of the Replacement Funds (as defined herein) and the prospectus for each Replacement Fund discloses and explains the existence, substance, and effect of the Manager of Managers Order.

Shares of the Trust are continuously distributed and underwritten by Lincoln Financial Distributors, Inc., an affiliate of the Trust and the Section 26 Applicants. Lincoln Life, also an affiliate of the Trust and the Section 26 Applicants, serves as administrator to the Trust.

C.	The Contracts

The offer of the securities associated with the Contracts is registered under the 1933 Act, as indicated in Section II.A.2. of this Application. The registration statements on file with the Commission detail the terms and conditions, as well as the expense structures, of each Contract.

The Contracts can be issued as individual or group contracts, with participants of group contracts acquiring certain ownership rights as described in the group contract or the plan documents. Contract owners and participants in group contracts (each a “Contract Owner”) may allocate some or all of their

1 Relating to the Trust, LIAC will not enter into any sub-advisory agreement with any Subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or LIAC, other than by reason of serving as a Subadviser to an Trust fund, without such sub-advisory agreement, including the compensation to be paid thereunder, being approved by the unit holders of any separate account for which that Trust fund serves as a funding vehicle.

Contract value to one or more sub-accounts available as investment options under the Contract. Each such sub-account corresponds to an underlying mutual fund in which the Separate Account invests. Additionally, the Contract Owner may, if provided for under the Contract, allocate some or all of their Contract value to a fixed account and/or guaranteed term option, both of which are supported by the assets of Lincoln Life’s general account.

Each Contract permits the Contract Owner to transfer Contract value from one sub-account to another sub-account available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts. These transfer restrictions take four forms:

(i)	Short-term trading fees which may be imposed by underlying funds;

(ii)	U.S. mail restrictions for persons identified as “market timers” under the procedures of the Insurance Companies;

(iii)	Contractual transfer limits, which limit the number and/or frequency of transfers under a Contract; and

(iv)	Transfer fees, which the Insurance Companies reserve the right to impose in the amount of up to $50 on certain transfers above twelve.

Any contract restrictions, limitations or transfer fees will not apply in connection with the Substitutions.

All of the Replacement Funds that correspond to the Existing Funds (both defined herein) are currently available as underlying investment options in the Contracts.

Each Contract’s prospectus contains provisions reserving the Insurance Company’s right to substitute shares of one underlying mutual fund for shares of another underlying mutual fund already purchased or to be purchased in the future if either of the following occurs: “(i) shares of a current underlying mutual fund are no longer available for investment by the Separate Account; or (ii) in the judgment of the Insurance Company’s management, further investment in such underlying mutual fund is inappropriate in view of the purposes of the Contract.” Each Insurance Company’s management has determined that further investment in the Existing Funds (defined herein) is no longer appropriate in view of the purposes of the Contracts.

III. THE PROPOSED SUBSTITUTIONS

A.	Proposed Substitutions

Each Insurance Company, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute a different underlying mutual fund for one of the current underlying mutual funds available under the Contracts. In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the following series of the Trust (the “Replacement Funds”) for shares of the corresponding third party, unaffiliated underlying mutual funds (the “Existing Funds”), as shown in the following table:

Ref. No.	Existing Funds	Replacement Funds
1.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS Growth and Income Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Class A	Standard Class
	Class B	Service Class
2.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio:	Lincoln Variable Insurance Products Trust – LVIP Mondrian International Value Fund:
	Class B	Standard Class
	Class B	Service Class
3.	American Century Investment Variable Products – American Century VP Inflation Protection Fund:	Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund:
	Class I	Standard Class
	Class II	Service Class
4.	Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Initial Class	Standard Class
5.	Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
	Initial Class	Standard Class
6.	DWS Investments VIT Funds – DWS Equity 500 Index VIP Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Class A	Standard Class
	Class B	Service Class
7.	DWS Investments VIT Funds – DWS Small Cap Index VIP Portfolio:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:

Ref. No.	Existing Funds	Replacement Funds
	Class A	Standard Class
	Class B	Service Class
8.	Fidelity Variable Insurance Products Trust – Fidelity VIP Equity-Income Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Initial Class	Standard Class
	Service Class 2	Service Class
9.	Fidelity Variable Insurance Products Trust – Fidelity VIP Overseas Portfolio:	Lincoln Variable Products Trust – LVIP SSgA International Index Fund:
	Initial Class	Service Class
	Service Class 2	Service Class
10.	Franklin Templeton Variable Insurance Products Trust – FTVIPT Franklin Small-Mid Cap Growth Securities Fund:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
	Class 1	Standard Class
	Class 2	Service Class
11.	MFS Variable Insurance Trust – MFS VIT Total Return Series:	Lincoln Variable Products Trust – LVIP SSgA Moderate Structured Allocation Fund:
	Service Class	Service Class
12.	Neuberger Berman Advisers Management Trust – Neuberger Berman AMT Mid-Cap Growth Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	I Class	Standard Class
	I Class	Service Class

The Section 26 Applicants have analyzed the proposed Substitutions and have determined, with respect to each of the proposed Substitutions, that the objectives and strategies of the Existing Fund are substantially the same in all material respects as the objectives and strategies of the corresponding Replacement Fund.

The Section 17 Applicants also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

The requested order would permit six Replacement Funds that are affiliated with LIAC to be substituted for thirteen Existing Funds that are not affiliated with LIAC. LIAC is affiliated with the Replacement Funds because it serves as the investment adviser to the Replacement Funds.

The Section 26 Applicants are seeking approval of the proposed substitutions from all state insurance regulators whose approval may be necessary or appropriate. The Applicants expect the proposed substitutions to be effected within 120 days after the requested order is granted and required state approvals are obtained.

B.	Reasons for Substitutions

The Section 26 Applicants propose the Substitutions as part of a continued and overall business plan by each Insurance Company to make its Contracts more attractive to both existing and prospective Contract Owners, and more efficient to administer and oversee via enhanced flexibility to deliver to the Contract Owners changes that are designed to promote their best interests. The proposed Substitutions are a means of effectuating this plan, as indicated by the following factors:

1.	Consolidation of Overlapping Portfolios.

Analysis of the Contracts’ investment option menus has led to the identification of multiple instances of overlapping investment options. The Section 26 Applicants believe that eliminating investment option redundancy via the proposed Substitutions would result in a more consolidated and less confusing menu of investment options for investors. And since the proposed Substitutions involve consolidating duplicative investment options, the diversity of investment options available under the Contracts will not be adversely impacted. Furthermore, this consolidation of investment options would result in greater efficiency in administration of the Contracts because there will be fewer investment options to support, resulting in the availability of resources to apply elsewhere to the Contracts. Finally reducing overlapping investment options gives the Contracts the capacity to add other types of investment options. The number of underlying mutual funds available in each Contract before and after the proposed substitutions is set forth under Section III.D.1. of this Application.

2.	Simplification of the Investment Process.

The Section 26 Applicants submit that the Substitutions will, after implementation, simplify the prospectuses and related materials with respect to the Contracts and the investment options available through the Separate Accounts. By reducing the number of underlying mutual funds and mutual fund companies offered in the Contracts, the offering Insurance Company necessarily reduces the number of underlying mutual fund prospectuses and prospectus formats the Contract Owner must navigate. Even after meeting the requirements of Form N-1A, there is still a wide variation in the presentation of material from one mutual fund company to another making comparison of, and accessibility to, relevant information harder and more complicated for the investor.

By consolidating overlapping investment options into the Trust, the number of mutual fund companies, product features, and thus varying prospectus formats, is reduced, simplifying the investment decision process for Contract Owners. The Trust Funds employ a common share class structure, a common set of valuation procedures that is administered by a single investment adviser, and the same prospectus style, vocabulary, look and feel. The Section 26 Applicants believe that the proposed Substitutions will continue to provide Contract Owners with access to quality investment managers and a large variety of investment options, but will make the investment decision process more manageable for the investor by having the underlying fund disclosure presented in a consistent format using consistent terminology, making it easier for Contract Owners to analyze fund information and make informed investment decisions relating to allocation of his or her Contract value.

3.	Consistency (objectives and strategies).

The proposed Substitutions involve substituting a Replacement Fund for an Existing Fund with very similar, and in some cases substantially identical, investment objective and investment strategy. The Section 26 Applicants believe that these similarities will simplify the process of explaining the substitution process to Contract Owners, as well as the impact of the Substitutions on their particular Contract.

4.	Potential Reduction of Costs.

In cases where the Insurance Company offers overlapping underlying mutual funds in its Contracts, the Insurance Company incurs extraneous administrative and operational expenses without providing incremental value to Contract Owners. Thus, the Substitutions will enable the Insurance

Companies to reduce certain costs that they incur in administering the Contracts by removing overlapping investment options.

5.	Net annual operating expenses, Investment Management or Advisory Fees; Distribution Fees.

A.	Same or Lower Fund Net Annual Operating Expenses

Contract Owners with Contract value allocated to the sub-accounts of the Existing Funds will experience the same or lower fund net annual operating expenses after the Substitutions as prior to the Substitutions, except for the following:

Ref. No.	Existing Funds	Replacement Funds
2.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio:	Lincoln Variable Products Trust – LVIP Mondrian International Value Fund:
	Class B	Service Class
3.	American Century Investment Variable Products – American Century VP Inflation Protection Fund:	Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund:
	Class I	Standard Class
	Class II	Service Class
4.	Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Initial Class	Standard Class

B.	Same or Lower Combined Investment Advisory or Management Fee and Rule 12b-1 Fee

Each Replacement Fund has a combined management fee and 12b-1 Fee that is less than or equal to that of the Existing Fund.

C.	Fees and Expenses

Section 26 Applicants agree that, for all Substitutions, for a period of two (2) years following the Substitution date and for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the issuing Insurance Company, as applicable, will reimburse, on the last business day of each fiscal quarter, the sub-accounts investing in the applicable Replacement Fund to the extent that the

Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Fund for fiscal year 2011.

6.	Improved Portfolio Manager Selection.

All of the proposed Substitutions would replace an outside underlying mutual fund with an underlying mutual fund that is a series of the Trust managed by LIAC. As indicated previously, the Trust’s Manager of Managers Order permits LIAC to appoint, dismiss, and replace Subadvisers and amend sub-advisory agreements as necessary to seek optimal performance. Under the sub-advised strategy LIAC employs with respect to the Replacement Funds, LIAC delegates daily portfolio management to Subadvisers. LIAC monitors Subadviser performance and adds or removes Subadvisers when determined to be in the best interests of shareholders. This enables LIAC to continuously and efficiently provide investors with state-of-the-art fund management. This sub-advised strategy augments the Insurance Companies’ goal of efficiently offering a continuously competitive menu of investment options to its existing and prospective Contract Owners. The Section 26 Applicants anticipate this strategy will provide Contract Owners with a more favorable and less confusing overall investment experience.

7.	Simplified Contract Management and Administration.

Insurance companies are required, under provisions of the 1940 Act, to provide certain mailings and communications generated from their contracts’ investment options to investors. Specifically, insurance companies must distribute prospectuses, prospectus supplements, and proxy materials to the beneficial owners of the units (i.e., the contract owners). It is logical to conclude that the more mutual funds and the more mutual fund companies that an annuity contract or insurance policy offers, the more of these administrative burdens the issuing insurance company must bear. Off-cycle communications are costly for the issuing insurance company to support due to mailing and administrative expenses.

As noted above, each of the Substitutions will replace at least one outside underlying mutual fund with a Trust Fund. The proposed Substitutions will result in a decrease of the number of different underlying mutual funds and mutual fund companies offered in the Contracts. The Section 26 Applicants anticipate that this will result in lower administrative costs for the Insurance Companies, which could result in resources being reallocated to providing other Contract Owner services and support, and an overall more efficient and customer-friendly product offering. Specifically, with fewer third-party underlying mutual fund providers, customer mailings (e.g., supplements) will be fewer. Furthermore, mailings will be more coordinated due to the fact that the primary underlying mutual fund provider will be an affiliate of the Insurance Companies with knowledge of the Insurance Companies’ mailing timelines and other administrative constraints. Finally, the mailings will be easier for the Contract Owners to understand because the information provided will be more consistent, making it easier for Contract Owners to evaluate the investment options available in their Contracts. By providing fewer and clearer customer mailings, the customers benefit by receiving more consistent communications and the Insurance Companies benefit from the cost savings associated with aggregating and scheduling the mailings.

The Section 26 Applicants also anticipate that the Substitutions will result in benefits to both the Insurance Companies and Contract Owners in relation to compliance with the requirements of Rule 22c-2 under the 1940 Act. Rule 22c-2 requires, among other things, that each mutual fund company enter into a shareholder information agreement with each financial intermediary with whom the fund company transacts. Per Rule requirements, the shareholder information agreement requires the financial intermediary to provide certain transaction-related information to the fund company, and also to implement any instructions from the fund company to restrict or prohibit purchases or exchanges of shares by any shareholder who has been identified by the fund company as violating its frequent trading or other policies. The Insurance Companies, via the Separate Accounts, fall within the definition of financial intermediary, making them subject to the requirements of the rule. Thus, for each underlying mutual fund that the Insurance Companies offer in the Contracts, a shareholder information agreement is negotiated, executed, and administered. Because each fund company has unique trading policies and restrictions, insurance companies that offer underlying mutual funds from multiple fund companies expend a great deal of resources providing transaction-related reports to the fund companies.

The proposed Substitutions were designed to consolidate third party funds into the Trust, which will benefit both the Insurance Companies and Contract Owners with respect to the requirements of Rule 22c-2. Implementation of the proposed Substitutions will reduce Rule 22c-2 burdens on the Insurance Companies by reducing the number of fund companies offered in the Contracts, thereby reducing the administrative burdens of providing transaction-related information to multiple fund companies in different formats and frequencies, and perhaps being subject to varying trade restrictions on the Contracts. Implementation of the proposed Substitutions will also benefit Contract Owners by reducing the number of fund companies offered in the Contracts, which, in turn, will reduce the number and potential for variation of trading policies that Contract Owners must navigate and understand.

8.	No Expense to Contract Owners.

Finally, the Substitutions are designed to provide Contract Owners with the ability to continue their investment in similar investment options without interruption and at no additional cost to them. In this regard, the Insurance Companies have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract value of each Contract Owner impacted by the Substitutions will not change as a result of the Substitutions. In addition, as discussed above, either the net expense ratios of the Replacement Funds are expected to be the same as or lower than those of the Existing Funds or the Insurance Companies will provide for reimbursements over the life of the Contract Owner’s Contract.

C.	Description and Comparisons of the Portfolios

Following is a description and comparison of the relevant attributes of each Existing Fund and its corresponding proposed Replacement Fund. References to 12b-1 Fees throughout this Application mean the maximum 12b-1 Fee permitted under the Rule 12b-1 plan approved by the respective Board of Directors/Trustees.

1.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS Growth and Income Portfolio: Class A and Class B replaced by Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	AllianceBernstein L.P.	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	N/A	SSgA Funds Management, Inc.
Investment Objective:	Long-term growth of capital.	Seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
Investment Strategy:

The Portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are undervalued, focusing on dividend-paying securities. The Adviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Portfolio may invest in companies of any size in any industry.

The Adviser depends heavily upon the fundamental analysis and research of its large internal research staff in making investment decisions for the Portfolio. The research staff follows a primary research universe of approximately 500 largely U.S. companies.

In determining a company’s intrinsic economic value, the Adviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Adviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Adviser anticipates that the Portfolio’s portfolio normally will include approximately 60 – 90 companies, with substantially all of

The Fund pursues its objective by investing in the securities that make up the S&P 500 Index, although the Fund may not invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is pending corporate action). The Fund attempts to replicate the target index by investing all or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index. The S&P 500 Index is a widely used measure of large U.S. company stock performance. The market capitalization range of the S&P 500 Index was $1.2 billion to $406.3 billion as of December 31, 2011. The stocks in the S&P 500 account for nearly three-quarters of the value of all U.S. stocks. The S&P 500 Index consists of the common stocks of 500 major corporations selected according to:

• size;

• frequency and ease by which their stocks trade; and

• range and diversity of the American economy.

The Fund may invest in stock index

	Existing Fund	Replacement Fund

those companies ranking in the top three deciles of the Adviser’s valuation model.

The Adviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Portfolio may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization) or companies engaged in particular types of business (e.g., banks and other financial institutions), although the Portfolio does not intend to concentrate in any particular industries or businesses. The Portfolio’s portfolio emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

The Portfolio may enter into derivatives transactions, such as options, futures, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indexes, futures contracts (including futures contracts on individual securities and stock indexes) or shares of exchange-traded funds. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio also invests in high-quality securities of non-U.S. issuers.

futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.
Principal Risks:	Market Risk:	Market Risk:

	Existing Fund	Replacement Fund

The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market.

Foreign (Non-U.S.) Risk:

Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Currency Risk:

Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Industry/Sector Risk:

Investments in a particular industry or group of related industries may have more risk because market or economic factor affecting the industry could have a significant effect on the value of the Portfolio’s investments.

Derivatives Risk:

Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Management Risk:

The Portfolio is subject to management risk because it is an actively managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these funds of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

Management Fees	0.55% Class A	0.20% Standard Class

	Existing Fund	Replacement Fund
	0.55% Class B The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[2]	0.20% Service Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[3]
12b-1 Fees	0.00% Class A 0.25% Class B	0.00% Standard Class 0.25% Service Class
Other Expenses	0.05% Class A 0.05% Class B	0.08% Standard Class 0.08% Service Class
Total Gross Expenses	0.60% Class A 0.85% Class B	0.28% Standard Class 0.53% Service Class
Waivers/Reimbursements	0.00% Class A 0.00% Class B	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.60% Class A 0.85% Class B	0.28% Standard Class 0.53% Service Class
Total Share Class Assets (as of 12-31-2011)	$138,731,000 Class A $735,514,000 Class B	$1,332,511,000 Standard Class $442,467,000 Service Class
Total Fund Assets (as of 12-31-2011)	$874,245,000	$1,774,978,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	13.1% Class A 13.0% Class B	11.7% Standard Class 11.7% Service Class
1 Yr.	6.3% Class A 6.1% Class B	1.9% Standard Class 1.6% Service Class
3 Yrs.	13.3% Class A 12.9% Class B	13.8% Standard Class 13.6% Service Class
5 Yrs.	-1.9% Class A -2.2% Class B	-0.5% Standard Class -0.8% Service Class
10 Yrs.	2.5% Class A 2.3% Class B	2.6% Standard Class 2.4% Service Class

2 The Existing Fund has the following breakpoint fee schedule:

.55 of 1% of the first $2.5 billion,

.45 of 1% of the excess over $2.5 billion up to $5 billion, and

.40 of 1% of the excess over $5 billion.

3 The Replacement Fund has the following breakpoint fee schedule:

.24 of 1% of the first $500 million,

.20 of 1% of the next $500 million, and

.16 of 1% of the excess over $1 billion.

The percentage of the Existing Fund’s assets for Class A and Class B that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 0.0% and 25.1%, respectively, as of 12/31/11. This comprises approximately 21.1% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is long-term growth of capital, and the Replacement Fund seeks to track the S&P 500 Index. The Existing Fund invests primarily in the equity securities of U.S. companies that its adviser believes are undervalued, focusing on dividend-paying securities. The Existing Fund follows a primary research universe of approximately 500 largely U.S. companies. The Existing Fund’s emphasis upon particular industries or sectors would be a by-product of the stock selection process rather than the result of assigned targets or ranges. The Replacement Fund invests at least 90% of its assets in securities in the S&P 500 Index. The S&P 500 Index consists of the common stocks of 500 major U.S. corporations. The Replacement Fund also has growth and value components. Even though the Existing Fund is permitted to invest in focused market sectors, the substitution is appropriate. The three-year correlation coefficient as of 9/30/12 between the Existing Fund and Replacement Fund is 0.99, representing a very strong positive relationship in returns. This means that as the Existing Fund moves up or down by a given amount, the Replacement Fund moves in the same direction by almost exactly the same amount.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 1.5% of its net assets in foreign securities, and the Replacement Fund held 0.1% of its net assets in foreign securities. While the Existing Fund has the authority to make more substantial investments in foreign securities, historically such investments have been limited. Therefore, both Funds have not had significant exposure to foreign markets.

As of December 31, 2011, the Existing Fund held 0.0% of its net assets in derivatives, and the Replacement Fund held 2.0% of its net assets in derivatives. While the Existing Fund may use derivatives for a variety of purposes, historically it has not invested in derivatives. The Replacement Fund’s principal investment strategy limits its derivative investments to stock index futures to gain exposure to securities underlying the S&P 500 Index. The Replacement Fund may invest in other derivatives; however, it may not do so as a principal strategy and historically has not invested in other derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct C	811-03214	033-025990	C000007618
Lincoln National Variable Annuity Acct C	811-03214	333-112927	C000007620
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
Lincoln Life Variable Annuity Acct Q	811-08569	333-043373	C000007694
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

2.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio: Class B replaced by Lincoln Variable Products Trust – LVIP Mondrian International Value Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	AllianceBernstein L.P.	LIAC
Subadviser:	N/A	Mondrian Investment Partners Limited

	Existing Fund	Replacement Fund
Investment Objective:	Long-term growth of capital.	Seek long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer
Investment Strategy:

The Portfolio invests primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide. Under normal market conditions, the Portfolio invests significantly (at least 40%--unless market conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies. In addition, the Portfolio invests, under normal circumstances, in the equity securities of companies located in at least three countries.

The Portfolio invests in companies that are determined by the Adviser’s Bernstein unit (“Bernstein”) to be undervalued, using a fundamental value approach. In selecting securities for the Portfolio’s portfolio, Bernstein uses its fundamental and quantitative research to identify companies whose stocks are priced low in relation to their perceived long-term earnings power.

Bernstein’s fundamental analysis depends heavily upon its large internal research staff. The research staff begins with a global research universe of approximately 2,000 international and emerging market companies. Teams within the research staff cover a given industry worldwide to better understand each company’s competitive position in a global context. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. Bernstein focuses on the valuation implied by

The Fund pursues its objective by investing primarily in foreign equity securities (principally foreign stocks). Foreign equity securities are securities of companies organized, or having a majority of their assets, or earning a majority of their operating income, outside of the United States. Foreign equity securities may trade on U.S. or foreign markets. The Fund also holds some foreign equity securities of companies in developing and less developed foreign countries (emerging markets). An emerging market country is generally considered to be one that is in the initial stages of its industrialization cycle and has a lower per capita gross national product. The Fund may buy foreign stocks directly or indirectly using, among other instruments, depository receipts.

Under normal circumstances, the Fund invests at least 65% of its total assets in the foreign equity securities of companies located in at least five different countries. For this purpose, a company is “located” in that country where its equity securities principally trade.

The Fund selects individual foreign stocks using a value style of investment, which means that the fund attempts to invest in stocks believed to be undervalued. The fund’s value-oriented approach places emphasis on identifying well-managed companies that are undervalued in terms of such factors as assets, earnings, dividends and growth potential. Dividend yield plays a central role in this selection process.

	Existing Fund	Replacement Fund

the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover. The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

Currencies can have a dramatic impact on equity returns, significantly adding to returns in some years and greatly diminishing them in others. The Adviser evaluates currency and equity positions separately and may seek to hedge the currency exposure resulting from securities positions when it finds the currency exposure unattractive. To hedge a portion of its currency risk, the Portfolio may from time to time invest in currency-related derivatives, including forward currency exchange contracts, futures, options on futures, swaps and options. The Adviser may also seek investment opportunities by taking long or short positions in currencies through the use of currency-related derivatives.

The Portfolio may invest in depositary receipts, instruments of supranational entities denominated in the currency of any country, securities of multinational companies and “semi-governmental securities”, and enter into forward commitments. The Portfolio may enter into derivatives transactions, such as options, futures, forwards, and swap agreements.

Principal Risks:	Market Risk:	Market Risk:

Existing Fund	Replacement Fund

The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as value, may underperform the market generally.

Foreign (Non-U.S.) Risk:

Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Emerging Market Risk:

Investments in emerging market countries may have more risk because the markets are less developed and less liquid as well as being subject to increased economic, political, regulatory or other uncertainties.

Currency Risk:

Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Derivatives Risk:

Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Leverage Risk:

When the Portfolio borrows money or otherwise leverages its portfolio, it may be more volatile because leverage tends to exaggerate the effect of any increase or decrease in the value of the Portfolio’s investments. The Portfolio may create leverage through the use of reverse repurchase agreements, for-

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Value Stocks Risk:

Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the Fund’s performance may sometimes be lower than that of other types of funds.

Income Risk:

Income provided by the Fund may be reduced by changes in the dividend policies of the companies in which the Fund invests and the capital resources available for such payments at such companies.

Foreign Securities Risk:

Foreign currency fluctuations and economic or financial instability could cause the value of the fund’s foreign investments to fluctuate. Investing in foreign securities involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.

Emerging Markets Risk:

Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to be less liquid, have more volatile prices and have significant potential for loss.

	Existing Fund	Replacement Fund

ward commitments, or by borrowing money.

Management Risk:

The Portfolio is subject to management risk because it is an actively managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

Currency Risk:

The value of the Fund’s shares may change as a result of changes in exchange rates, reducing the U.S. dollar value of foreign investments.

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

Management Fees	0.75% Class B 0.75% Class B The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[4]	0.75% Standard Class 0.75% Service Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[5]
12b-1 Fees	0.25% Class B 0.25% Class B	0.00% Standard Class 0.25% Service Class
Other Expenses	0.07% Class B 0.07% Class B	0.10% Standard Class 0.10% Service Class
Total Gross Expenses	1.07% Class B 1.07% Class B	0.85% Standard Class 1.10% Service Class
Waivers/Reimbursements	0.00% Class B 0.00% Class B	0.00% Standard Class 0.00% Service Class
Total Net Expenses	1.07% Class B 1.07% Class B	0.85% Standard Class 1.10% Service Class
Total Share Class Assets (as of 12-31-2011)	$1,033,000,000 Class B $1,033,000,000 Class B	$398,099,000 Standard Class $125,300,000 Service Class
Total Fund Assets (as of 12-31-2011)	$1,094,593,000	$523,399,000

4 The Existing Fund has the following breakpoint fee schedule:

.75 of 1% of the first $2.5 billion,

.65 of 1% of the excess over $2.5 billion up to $5 billion and

.60 of 1% of the excess over $5 billion.

5 The Replacement Fund has the following breakpoint fee schedule:

.90 of 1% of the first $200 million,

.75 of 1% of the next $200 million, and

.60 of 1% of the excess over $400 million.

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	3.1% Class B 3.1% Class B	4.0% Standard Class 3.9% Service Class
1 Yr.	-19.4% Class B -19.4% Class B	-4.2% Standard Class -4.5% Service Class
3 Yrs.	4.1% Class B 4.1% Class B	6.0% Standard Class 5.7% Service Class
5 Yrs.	-11.1% Class B -11.1% Class B	-3.4% Standard Class -3.7% Service Class
10 Yrs.	4.1% Class B 4.1% Class B	6.5% Standard Class 5.2% Service Class

The percentage of the Existing Fund’s assets for Class B that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 18.4% as of 12/31/11. This comprises approximately 17.3% of the Existing Fund’s total assets as of 12/31/11.

The Existing Fund’s share class that is available for all Contracts includes a 12b-1 fee, whereas the Replacement Fund is available without a 12b-1 fee as an underlying investment option for certain types of Contracts. As a result, the Existing Fund’s assets for Class B will be transferred to two different classes (Standard Class and Service Class) of the Replacement Fund.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is long-term growth of capital, and the Replacement Fund seeks long-term capital appreciation, which is synonymous with growth of capital. In addition, each Fund’s investment strategy requires the Fund to invest significantly (at least 40%) in securities of non-U.S. companies. Finally, both Funds invest in companies that are determined by their respective adviser to be undervalued, using a fundamental value approach. The Existing Fund’s disclosure documents provide that the Fund is subject to “management risk,” but the Replacement Fund’s disclosure documents do not. However, both Funds are similarly active managed.

Both Funds have limited investments in derivatives. As of December 31, 2011, the Existing Fund held 1.6% of its net assets in derivatives, and the Replacement Fund held 6.5% of its net assets in derivatives.] The Existing Fund’s principal investment strategy permits investments in currency-related derivatives, which historically has consisted of foreign currency exchange contracts. The Replacement Fund may invest in derivatives; however, it does not do so as a principal strategy and historically has invested in foreign currency exchange contracts.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
Lincoln Life Variable Annuity Acct N	811-08517	333-170897	C000096925
Lincoln Life Variable Annuity Acct N	811-08517	333-170529	C000096384
Lincoln Life Variable Annuity Acct N	811-08517	333-174367	C000102889
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-171096	C000097755
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-176213	C000105807
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-171096	C000097755
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-176213	C000105807

3.	American Century Investments Variable Products – American Century VP Inflation Protection Fund: Class I and Class II replaced by Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund:
Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	American Century Investment Management, Inc.	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	N/A	BlackRock Financial Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S. inflation.	Seek to maximize real return, consistent with preservation of capital and prudent investment management.
Investment Strategy:

The Fund invests substantially all of its assets in investment-grade debt securities. An investment-grade security is one that has been rated by an independent rating agency in its top four credit quality categories or, if unrated, determined by the advisor to be of comparable credit quality. To help protect against U.S. inflation, under normal conditions the Fund will invest over 50% of its assets in inflation-adjusted debt securities. These securities include inflation-indexed U.S. Treasury securities, inflation-indexed securities issued by U.S. government agencies and instrumentalities other than U.S. Treasury, and inflation-indexed securities issued by other entities such as corporations and foreign governments. Inflation-indexed securities are designed to protect the future purchasing power of the money invested in them. The Fund may invest in debt securities that are not inflation-indexed.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in inflation-indexed bonds (or securities with similar economic characteristics) of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure.

Under normal circumstances, the fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in inflation-indexed bonds (or securities with similar economic characteristics) of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure.

The Fund maintains an average portfolio duration (a measure of interest rate sensitivity) that is within 20% of the average portfolio duration of the fund’s benchmark, the Barclays U.S. TIPS Index.

The Fund may also invest up to 20% of its assets in securities denominated in foreign currencies, and may invest without limit in U.S. dollar denominated securities of non-U.S. issuers.

The Fund also makes investments in residential and commercial mortgage-backed securities and other asset-backed securities.

The Fund may buy or sell options or futures, or enter into total return or interest rate swaps, or foreign currency transactions (collectively, known as derivatives). The Fund uses derivatives as a substitute for taking a position in the underlying asset, as part of a strategy to reduce exposure to other risks, to satisfy diversification requirements or to enhance returns. This derivative strategy will result in

	Existing Fund	Replacement Fund

active trading, which will increase fund expenses. The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as reverse repurchase agreements or dollar rolls).

The Fund may hold cash or cash equivalents in order to shorten the duration of the portfolio or to otherwise implement the fund’s investment strategy or for temporary defensive purposes.

Principal Risks:

Real Interest Rate Risk:

Inflation-indexed securities trade at prevailing real, or after-inflation, interest rates. The real interest rate is the current market interest rate minus the market’s inflation expectations. Generally, when real interest rates rise, the value of the Fund’s debt securities will decline. The opposite is true when real interest rates decline.

Credit Risk:

The Value of the Fund’s debt securities will be affected adversely by the inability or perceived inability of the issuers of these securities to make interest and principal payments as they become due. As a result, the Fund’s share price also could decrease. Changes in the credit rating of a debt security held by the Fund could have a similar effect.

Inflation Risk:

Due to Internal Revenue Code provisions governing insurance product funds, no more than 55% of the Fund’s assets may be invested in securities issued by the same entity, such as the U.S. Treasury. Because the number of inflation-adjusted debt securities issued by other entities is limited, the Fund may have a substantial position in non-inflation-adjusted securities. To the extent that this is the case, that portion of the portfolio will not be automatically protected from inflation.

Prepayment Risk:

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Interest Rate Risk:

The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result. Periods of declining or low interest rates may negatively impact the Fund’s yield.

Credit Risk:

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer’s credit rating may cause a decline in the value of the debt obligations held.

Mortgage-Backed Securities Risk:

The value of the mortgage-backed securities (commercial and residential) may fluctuate significantly in response to changes in interest rates. In periods of falling interest rates, underlying mortgages may be paid early, lowering the potential total return, and, during periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to

Existing Fund	Replacement Fund

The Fund may invest in debt securities backed by mortgages or other assets. If these underlying assets are prepaid, the Fund may benefit less from declining interest rates than other funds.

Liquidity Risk:

During periods of market turbulence or unusually low trading activity, in order to meet redemptions it may be necessary for the Fund to sell securities at prices that could have an adverse effect on the Fund’s share price.

Derivative Risk:

The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional instruments. Derivatives are subject to a number of risks, including liquidity, interest rate, market, credit and correlation risk. They also involve the risk of mispricing or improper valuation, the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the risk of default or bankruptcy of the other party to the swap agreement.

Foreign Securities Risk:

Foreign securities have certain unique risks, such as currency risk, social, political and economic risk, and foreign market and trading risk. Securities of foreign issuers may be less liquid, more volatile and harder to value than U.S. securities.

Principal Loss:

It is possible to lose money by investing in the Fund.

increase and their value to decline.

Foreign Securities Risk:

Foreign currency fluctuations and economic or financial instability could cause the value of the Fund’s foreign investments to fluctuate. Investing in foreign securities involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.

Inflation Indexed Bond Risk:

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward and the interest payable will be reduced. The adjusted principal value of an inflation-related bond repaid at maturity may be less than the original principal. If nominal interest rates increase at a faster rate than inflation, the value of inflation-indexed bonds may decrease. Inflation-indexed securities may not be protected from short-term increases in inflation.

Currency Risk:

The value of the Fund’s shares may change as a result of changes in exchange rates, reducing the U.S. dollar value of foreign investments.

Derivatives Risk:

The Fund’s use of derivatives such as futures, forwards, options and swaps, involves risks different from, or possibly greater than the risks associated with investing directly in securities. Prices of derivatives may move in unexpected ways, especially in unusual market conditions. Some derivatives are particularly sensitive to changes in interest rates. Other risks arise from the potential inability to terminate or sell derivative positions. Further, derivatives could result in

Existing Fund	Replacement Fund

loss if the counterparty to the transaction does not perform as promised. Derivatives may involve a small initial investment relative to the risk assumed. The Fund may lose more than the principal amount invested in derivatives.

Non-Diversification Risk:

The Fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund. Therefore, the Fund’s value may decrease because of a single investment or a small number of investments.

Active Trading Risk:

Active trading (“high portfolio turnover”) generally results in correspondingly greater expenses to the Fund. High portfolio turnover can on some occasions result in significant tax consequences to investors.

Liquidity Risk:

The Fund may invest up to 15% of net assets in illiquid holdings. The Fund may have difficulty precisely valuing these holdings and may be unable to sell these holding as the time or price desired.

Deflation Risk:

Deflation risk is the risk that prices throughout the economy will decline over time - the opposite of inflation. If inflation is negative, the principal and income of an inflation-protected bond will decline and could result in losses for a fund.

When-Issued Securities, Delayed-Delivery Securities, and Forward Commitments Risks:

The Fund may purchase or sell securities that it is entitled to receive on a when issued basis. When-issued and delayed delivery securities and forward commitments involve the risk that the security the Fund buys will lose value prior to its delivery. There also is the risk that the security will

	Existing Fund	Replacement Fund

not be issued or that the other party to the transaction will not meet its obligation.

Fund of Funds Risks:

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

Management Fees	0.47% Class I 0.47% Class II The Fund has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[6]	0.45% Standard Class 0.45% Service Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[7]

6 The Existing Fund has the following breakpoint fee schedule:

For the services provided to the Fund, the advisor receives a unified management fee based on a percentage of the daily net assets of each class of shares of the Fund. The annual rate at which this fee is assessed is determined daily in a multi-step process. First, each of the advisor’s funds is categorized according to the broad asset class in which it invests (e.g., money market, bond or equity), and the assets of the funds in each category are totaled (Fund Category Assets). Second, the assets are totaled for certain other accounts managed by the advisor (Other Account Category Assets). To be included, these accounts must have the same management team and investment objective as a fund in the same category. Together, the Fund Category Assets and the Other Account Category Assets comprise the “Investment Category Assets.” The Investment Category Fee Rate is then calculated by applying a Fund’s Investment Category Fee Schedule to the Investment Category Assets and dividing the result by the Investment Category Assets. Finally, a separate Complex Fee Schedule is applied to the assets of all of the funds in the American Century Investments family of funds (the Complex Assets), and the Complex Fee Rate is calculated based on the resulting total. The Investment Category Fee Rate and the Complex Fee Rate are then added to determine the Management Fee Rate payable by a class of the fund to the advisor.

The schedules by which the unified management fee is determined are shown below.

Investment Category Fee Schedule for VP Inflation Protection

Category Assets	Fee Rate
First $1 billion	0.2800%
Next $1 billion	0.2280%
Next $3 billion	0.1980%
Next $5 billion	0.1780%
Next $15 billion	0.1650%
Next $25 billion	0.1630%
Thereafter	0.1625%

Complex Fee Schedule

Complex Assets	Fee Rate
First $2.5 billion	0.3100%

	Existing Fund	Replacement Fund
12b-1 Fees	0.00% Class I 0.25% Class II	0.00% Standard Class 0.25% Service Class
Other Expenses	0.01% Class I 0.01% Class II	0.07% Standard Class 0.07% Service Class
Total Gross Expenses	0.48% Class I 0.73% Class II	0.55% Standard Class 0.80% Service Class
Waivers/Reimbursements	0.00% Class I 0.00% Class II	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.48% Class I 0.73% Class II	0.55% Standard Class 0.80% Service Class
Total Share Class Assets (as of 12-31-2011)	$161,320,000 Class I $1,254,452,000 Class II	$156,626,000 Standard Class $241,007,000 Service Class
Total Fund Assets (as of 12-31-2011)	$1,415,772,000	$397,633,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	2.4% Class I 2.3% Class II	2.3% Standard Class 2.2% Service Class
1 Yr.	12.1% Class I 11.7% Class II	12.2% Standard Class 11.9% Service Class
3 Yrs.	9.3% Class I 9.0% Class II	N/A Standard Class N/A Service Class
5 Yrs.	7.2% Class I 6.9% Class II	N/A Standard Class N/A Service Class
10 Yrs.	N/A Class I N/A Class II	N/A Standard Class N/A Service Class

Next $7.5 billion	0.3000%
Next $15 billion	0.2985%
Next $25 billion	0.2970%
Next $25 billion	0.2870%
Next $25 billion	0.2800%
Next $25 billion	0.2700%
Next $25 billion	0.2650%
Next $25 billion	0.2600%
Next $25 billion	0.2550%
Thereafter	0.2500%

For example, in the case of the Existing Fund, the investment category fee rate for the VP inflation protected assets (the Fund’s investment category) plus the complex fee rate (for total complex assets) equals 0.47%.

7 The Replacement Fund has the following breakpoint fee schedule:

.45 of 1% of the first $500 million, and

.40 of 1% of the excess over $500 million.

The percentage of the Existing Fund’s assets for Class I and Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 22.0% and 41.3%, respectively, as of 12/31/11. This comprises approximately 39.1% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is long-term total return using a strategy that seeks to protect against U.S. inflation, and the Replacement Fund seeks to maximize real return, consistent with preservation of capital and prudent investment management. Both Funds invest 80% of their net assets in inflation-indexed bonds of governments and corporations.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 21.6% of its net assets in foreign securities, and the Replacement Fund held 20.5% of its net assets in foreign securities.

As of December 31, 2011, the Existing Fund held 2.0% of its net assets in derivatives, and the Replacement Fund held 22.8% of its net assets in derivatives. Nevertheless, the risk profiles of both Funds are substantially similar. To comply with the diversification tax provision for variable contracts (Section 817(h) of the Internal Revenue Code of 1986), the Replacement Fund is not permitted to hold more than 55% of its assets in one issuer. Since the Replacement Fund invests in U.S. Treasury Inflation Protected Securities (“TIPs”), which are viewed as one issuer, the Fund at the end of each quarter buys a total return swap to comply with the diversification provision and receive TIPs Index returns. The swap increases the Replacement Fund’s derivative exposure at the end of each quarter and is held for approximately four weeks. Outside of this timeframe, the Replacement Fund’s derivatives exposure is in line with the Existing Fund (for example, 2.91% of the Replacement Fund’s net assets as of May 2012).

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct C	811-03214	033-025990	C000007618
Lincoln National Variable Annuity Acct C	811-03214	333-112927	C000007620
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
Lincoln Life Variable Annuity Acct Q	811-08569	333-043373	C000007694
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

4.	Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund: Initial Class replaced by Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class

	Existing Fund	Replacement Fund
Adviser:	The Dreyfus Corporation	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	N/A	SSgA Funds Management, Inc.
Investment Objective:	Seeks to match the total return of the Standard & Poor’s® 500 Composite Stock Price Index (S&P 500® Index).	Seeks to match as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
Investment Strategy:

The Fund generally is fully invested in stocks included in the S&P 500® Index and in futures whose performance is tied to the index.

The Fund attempts to have a correlation between its performance and that of the S&P 500® Index of at least .95 before expenses. A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.

The Fund pursues its objective by investing in the securities that make up the S&P 500 Index, although the Fund may not invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is pending corporate action). The Fund attempts to replicate the target index by

	Existing Fund	Replacement Fund

The Fund generally invests in all 500 stocks in the S&P 500® Index in proportion to their weighting in the index. The S&P 500® Index is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. S&P weights each company’s stock in the index by its market capitalization (i.e., the share price times the number of shares outstanding), adjusted by the number of available float shares (i.e., those shares available to public investors) divided by the company’s total shares outstanding, which means larger companies with more available float shares have greater representation in the index than small companies. The Fund also may use stock index futures as a substitute for the sale or purchase of securities.

investing all or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index. The S&P 500 Index is a widely used measure of large U.S. company stock performance. The market capitalization range of the S&P 500 Index was $1.2 billion to $406.3 billion as of December 31, 2011. The stocks in the S&P 500 account for nearly three-quarters of the value of all U.S. stocks. The S&P 500 Index consists of the common stocks of 500 major corporations selected according to:

• size;

• frequency and ease by which their stocks trade; and

• range and diversity of the American economy.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.

Principal Risks:

Risks of stock investing.

Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions that are not related to the particular company, such as real or

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any

	Existing Fund	Replacement Fund

perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. A security’s market value also may decline because of factors that affect a particular industry, such as labor shortages or increased production costs and competitive conditions within an industry, or factors that affect a particular company, such as management performance, financial leverage, and reduced demand for the company’s products or services.

Indexing Strategy Risk.

The Fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor index performance. The correlation between Fund and index performance may be affected by the Fund’s expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of Fund shares.

long-term period of poor investment performance.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

Management Fees	0.25% Initial Class The Fund does not have breakpoints in its management fee schedule.	0.20% Standard Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[8]
12b-1 Fees	0.00% Initial Class	0.00% Standard Class
Other Expenses	0.02% Initial Class	0.08% Standard Class
Total Gross Expenses	0.27% Initial Class	0.28% Standard Class
Waivers/Reimbursements	0.00% Initial Class	0.00% Standard Class
Total Net Expenses	0.27% Initial Class	0.28% Standard Class
Total Share Class Assets (as of 12-31-2011)	$1,655,594,000 Initial Class	$1,332,511,000 Standard Class
Total Fund Assets (as of 12-31-2011)	$1,655,594,000	$1,774,978,000

8 The Replacement Fund has the following breakpoint fee schedule:

.24 of 1% of the first $500 million,
.20 of 1% of the next $500 million, and
.16 of 1% of the excess over $1 billion.

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	11.8% Initial Class	11.7% Standard Class
1 Yr.	1.9% Initial Class	1.9% Standard Class
3 Yrs.	13.9% Initial Class	13.8% Standard Class
5 Yrs.	-0.4% Initial Class	-0.5% Standard Class
10 Yrs.	2.7% Initial Class	2.6% Standard Class

The percentage of the Existing Fund’s assets for the Initial Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 4.6% as of 12/31/11. This comprises approximately 4.6% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund and the Replacement Fund seek to track the S&P 500 Index, which represents 500 leading U.S. companies. The Existing Fund invests at least 80% of its net assets in such companies, and the Replacement Fund invests at least 90%.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 0.1% of its net assets in foreign securities and 1.5% of its net assets in derivatives, and the Replacement Fund held 0.1% of its net assets in foreign securities and 2.0% of its net assets in derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414

5.	Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio: Initial Class replaced by Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund: Standard Class

	Existing Fund	Replacement Fund
Adviser:	The Dreyfus Corporation	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	N/A	SSgA Funds Management, Inc.
Investment Objective:	Seeks capital growth.	Seeks to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.
Investment Strategy:

The Fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks of small-cap companies. The Fund currently considers small-cap companies to be those companies with market capitalizations within the range of those in the Russell 2000 Index at the time of purchase. As of May 31, 2010, the date the Russell 2000 Index was last reconstituted, the market capitalization range of companies in the Russell 2000 Index was between $112 million and $2.27 billion. As of December 31, 2010, the market capitalization of the largest company in the Russell 2000 Index was approximately $5 billion, and the weighted average and median market capitalizations of the Russell 2000 Index were $1.255 billion and $528 million, respectively. These capitalization ranges and other measures vary with market changes and periodic reconstitution of the Russell 2000 Index. Because the Fund may continue to hold a security whose market capitalization increases or decreases, a substantial portion of the Fund’s holdings can have market capitalizations outside the range of the Russell 2000 Index at any given time. The Fund’s stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings (IPOs). The Fund may invest up to 15% of its assets in foreign securities.

Stocks are selected for the Fund’s portfolio based primarily on bottom-up fundamental analysis. The Fund’s portfolio managers use a disciplined investment process that relies, in general, on proprietary fundamental research and valuation. Generally, elements

The Fund pursues its objectives by investing primarily in the securities that make up the Russell 2000 Index, although the Fund may not invest in every security in the Russell 2000 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is a pending corporate action). When evaluating the Fund’s performance, the Russell 2000 Index is used as the benchmark. The Russell 2000 Index measures the performance of the 2000 smallest companies in the Russell 3000 Index which represents approximately 8% of the market capitalization of the Russell 3000 Index. Stocks in the Russell 2000 Index are weighted according to their market capitalization (the number of shares outstanding multiplied by the stock’s current price). As of May 31, 2011, the index reconstitution date, the market capitalization range of the Russell 2000 Index was $130 million to $3 billion.

Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options that provide exposure to the stocks of companies in the Russell 2000. The Russell 2000 Index is a widely used measure of small U.S. company stock performance.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index. An index futures contract commits one party to sell and the other

Existing Fund	Replacement Fund

of the process include analysis of mid-cycle business prospects, estimation of the intrinsic value of the company and the identification of a revaluation trigger. Intrinsic value is based on the combination of the valuation assessment of the company’s operating divisions with the firm’s economic balance sheet. Mid-cycle estimates, growth prospects and competitive advantages are some of the factors used in the valuation assessment. A company’s stated and hidden liabilities and assets are included in the portfolio managers’ economic balance sheet calculation. Sector overweights and underweights are a function of the relative attractiveness of securities within the Fund’s investable universe. The Fund’s portfolio managers invest in stocks that they believe have attractive reward to risk opportunities and may actively adjust the Fund’s portfolio to reflect new developments.

In general, the Fund’s portfolio managers seek exposure to securities and sectors that are perceived to be attractive from a valuation and fundamental standpoint. The Fund’s sector weightings and risk characteristics are a result of bottom-up fundamental analysis and may vary from those of the Russell 2000 Index, the Fund’s benchmark, at any given time. The Russell 2000 Index is an unmanaged index that measures the performance of the small capitalization sector of the U.S. equity market.

The Fund typically sells a stock when it approaches intrinsic value, a significant deterioration of fundamental expectations develops, the revaluation catalyst becomes impaired or a better risk/reward opportunity is presented in the marketplace.

The Fund may, but is not required to, use derivatives, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates), forward contracts and party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.

	Existing Fund	Replacement Fund

swaps, as a substitute for investing directly in an underlying asset, to increase returns, or as part of a hedging strategy. The Fund also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities. The Fund may invest in exchange traded funds (ETFs) and similarly structured pooled investments in order to provide exposure to certain equity markets.

Principal Risks:

Risks of Stock Investing.

Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions that are not related to the particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. A security’s market value also may decline because of factors that affect a particular industry, such as labor shortages or increased production costs and competitive conditions within an industry, or factors that affect a particular company, such as management performance, financial leverage, and reduced demand for the company’s products or services.

Small and Midsize Company Risk.

Small and midsize companies carry additional risks because the operating histories of these companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Small Cap Companies Risk:

Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Small company securities generally trade less frequently and in lower volumes, and the Fund may experience difficulty closing out positions at prevailing market prices.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security and financial index. Futures contracts may be illiquid. In addition, there may be imperfect correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments

	Existing Fund	Replacement Fund

of these securities and the Fund’s ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the Fund’s investments will rise and fall based on investor perception rather than economic factors. Other investments are made in anticipation of future products, services or events whose delay or cancellation could cause the stock price to drop.

Growth and Value Stock Risk.

By investing in a mix of growth and value companies, the Fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock’s intrinsic worth, or the expected value was misgauged. They also may decline in price even though in theory they are already undervalued.

Market Sector Risk.

The Fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the Fund’s performance to be more or less sensitive to developments affecting those companies, industries or sectors.

from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transacttion costs or portfolio turnover for the Fund.
Management Fees	0.75% Initial Class The Fund does not have breakpoints in its management fee schedule.	0.32% Standard Class The Fund does not have breakpoints in its management fee schedule.
12b-1 Fees	0.00% Initial Class	0.00% Standard Class
Other Expenses	0.13% Initial Class	0.10% Standard Class
Total Gross Expenses	0.88% Initial Class	0.42% Standard Class
Waivers/Reimbursements	0.00% Initial Class	0.00% Standard Class
Total Net Expenses	0.88% Initial Class	0.42% Standard Class
Total Share Class Assets (as of 12-31-2011)	$165,656,000 Initial Class	$419,399,000 Standard Class

	Existing Fund	Replacement Fund
Total Fund Assets (as of 12-31-2011)	$178,593,000	$553,740,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	19.6% Initial Class	15.3% Standard Class
1 Yr.	-13.8% Initial Class	-4.6% Standard Class
3 Yrs.	12.5% Initial Class	14.9% Standard Class
5 Yrs.	-4.6% Initial Class	0.9% Standard Class
10 Yrs.	0.3% Initial Class	3.4% Standard Class

The percentage of the Existing Fund’s assets for Initial Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 20.7% as of 12/31/11. This comprises approximately 19.2% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund seeks capital growth by investing in small-cap companies, and the Replacement Fund seeks to track the performance of the Russell 2000, which emphasizes stocks of small U.S. companies. The Existing Fund invests at least 80% of its net assets in small-cap companies, and the Replacement Fund primarily invests in securities that make up the Russell 2000 Index.

Both Funds have limited or no investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 1.6% of its net assets in foreign securities and 0.0% of its net assets in derivatives, and the Replacement Fund held 1.2% of its net assets in foreign securities and 1.5% of its net assets in derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414

6.	DWS Investments VIT Funds – DWS Equity 500 Index VIP Portfolio: Class A and Class B replaced by Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	Deutsche Investment Management Americas Inc.	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	Northern Trust Investments, Inc.	SSgA Funds Management, Inc.
Investment Objective:	Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500® Index”), which emphasizes stocks of large U.S. companies.	Seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
Investment Strategy:

Under normal circumstances, the Fund intends to invest at least 80% of assets, determined at the time of purchase, in stocks of companies included in the S&P 500® Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the index. The Fund’s securities are weighted to attempt to make the Fund’s total investment characteristics similar to those of the index as a whole. The Fund may also hold short-term debt securities and money market instruments.

The S&P 500® Index is a well-known stock market index that includes common stocks of 500 companies from several industrial sectors representing a significant portion of the market value of all stocks publicly traded in the US. Stocks in the S&P 500® Index are weighted according to their total market value. The Fund is not sponsored, endorsed, sold or promoted by the Standard & Poor’s (S&P) Division of The McGraw-Hill Companies, Inc. As of the most recent reconstitution date of the index (March 19, 2012), companies in the index had a median market capitalization of $12.00 billion.

The Fund pursues its objective by investing in the securities that make up the S&P 500 Index, although the Fund may not invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is pending corporate action). The Fund attempts to replicate the target index by investing all or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index. The S&P 500 Index is a widely used measure of large U.S. company stock performance. The market capitalization range of the S&P 500 Index was $1.2 billion to $406.3 billion as of December 31, 2011. The stocks in the S&P 500 account for nearly three-quarters of the value of all U.S. stocks. The S&P 500 Index consists of the common stocks of 500 major corporations selected according to:

• size;

	Existing Fund	Replacement Fund

Portfolio management uses quantitative analysis techniques to structure the Fund to seek to obtain a high correlation to the index while seeking to keep the Fund as fully invested as possible in all market environments. Portfolio management seeks a long-term correlation between Fund performance, before expenses, and the index of 98% or better (perfect correlation being 100%). The Fund uses an optimization strategy, buying the largest stocks in the index in approximately the same proportion they represent in the index, then investing in a statistically selected sample of the smaller securities found in the index.

• frequency and ease by which their stocks trade; and

• range and diversity of the American economy.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.

Principal Risks:

Stock Market Risk:

The Fund is affected by how the stock market performs. When stock prices fall, you should expect the value of your investment to fall as well.

Indexing Risk:

An index fund’s performance may not exactly replicate the performance of its target index, for several reasons. For example, the Fund incurs fees, administrative expenses and transaction costs that the index itself does not. The Fund may use sampling techniques (investing in a representative selection of securities included in the index rather than all securities in the index), or the composition of its portfolio may diverge from that of the index. Also, while the exposure of the index to its component securities is by definition 100%, the Fund’s effective exposure to index securities may be greater or lesser than 100%, and may vary over time. Because an index fund is designed to maintain a high level of exposure to its target index at all times, it will not take any steps to invest defensively or otherwise reduce the risk of loss during market downturns.

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

	Existing Fund	Replacement Fund

Derivatives Risk:

Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the Fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the Fund to the effects of leverage, which could increase the Fund’s exposure to the market and magnify potential losses.

Counterparty Risk:

A financial institution or other counterparty with whom the Fund does business, or that underwrites, distributes or guarantees any investments or contracts that the Fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the Fund or could delay the return or delivery of collateral or other assets to the Fund.

Securities Lending Risk:

Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the Fund, and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.
Management Fees	0.20% Class A 0.20% Class B The Fund has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[9]	0.20% Standard Class 0.20% Service Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[10]

9 The Existing Fund has the following breakpoint fee schedule:

	Existing Fund	Replacement Fund
12b-1 Fees	0.00% Class A 0.25% Class B	0.00% Standard Class 0.25% Service Class
Other Expenses	0.13% Class A 0.13% Class B	0.08% Standard Class 0.08% Service Class
Total Gross Expenses	0.33% Class A 0.58% Class B	0.28% Standard Class 0.53% Service Class
Waivers/Reimbursements	0.00% Class A 0.00% Class B	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.33% Class A 0.58% Class B	0.28% Standard Class 0.53% Service Class
Total Share Class Assets (as of 12-31-2011)	$632,000,000 Class A $45,000,000 Class B	$1,332,511,000 Standard Class $442,467,000 Service Class
Total Fund Assets (as of 12-31-2011)	$695,247,000	$1,774,978,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	11.8% Class A 11.7% Class B	11.7% Standard Class 11.7% Service Class
1 Yr.	1.8% Class A 1.5% Class B	1.9% Standard Class 1.6% Service Class
3 Yrs.	13.9% Class A 13.6% Class B	13.8% Standard Class 13.5% Service Class
5 Yrs.	-0.5% Class A -0.7% Class B	-0.5% Standard Class -0.8% Service Class
10 Yrs.	2.7% Class A 2.4% Class B	2.6% Standard Class 2.4% Service Class

The percentage of the Existing Fund’s assets for Class A and Class B that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 29.4% and 91.2%, respectively, as of 12/31/11. This comprises approximately 32.6% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund and the Replacement

First $1 billion 0.200%

Next $1 billion 0.175%

Thereafter 0.150%

10 The Replacement Fund has the following breakpoint fee schedule:

.24 of 1% of the first $500 million,

.20 of 1% of the next $500 million, and

.16 of 1% of the excess over $1 billion.

Fund seek to track the S&P 500 Index, which represents 500 leading U.S. companies. The Existing Fund invests at least 80% of its net assets in such companies, and the Replacement Fund invests at least 90%.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 0.1% of its net assets in foreign securities, and the Replacement Fund held 0.1% of its net assets in foreign securities.

As of December 31, 2011, the Existing Fund held 2.0% of its net assets in derivatives, and the Replacement Fund held 2.0% of its net assets in derivatives. While the Existing Fund may use derivatives for a variety of purposes, it historically has invested in only futures contracts. The Replacement Fund’s principal investment strategy limits its derivative investments to stock index futures to gain exposure to securities underlying the S&P 500 Index. While the Replacement Fund may invest in other derivatives, it may not do so as a principal strategy and historically has not invested in other derivatives. Therefore, both Funds make similar derivative investments.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct C	811-03214	033-025990	C000007618
Lincoln National Variable Annuity Acct C	811-03214	333-068842	C000007619
Lincoln National Variable Annuity Acct C	811-03214	333-112927	C000007620
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
Lincoln Life Variable Annuity Acct Q	811-08569	333-043373	C000007694
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

7.	DWS Investments VIT Funds – DWS Small Cap Index VIP Portfolio: Class A and Class B replaced by Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	Deutsche Investment Management Americas Inc.	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	Northern Trust Investments, Inc.	SSgA Funds Management, Inc.
Investment Objective:	Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.	Seek to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.
Investment Strategy:	Under normal circumstances, the Fund invests at least 80% of its assets, determined at the time of purchase, in	The Fund pursues its objectives by investing primarily in the securities that make up the Russell 2000 Index,

Existing Fund	Replacement Fund

stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options that provide exposure to the stocks of companies in the index. The Fund’s securities are weighted to attempt to make the Fund’s total investment characteristics similar to those of the index as a whole. Portfolio management may limit or avoid exposure to any stock in the index if it believes the stock is illiquid or that extraordinary conditions have cast doubt on its merits. Conversely, portfolio management may gain exposure to a stock not included in the index when it believes such exposure is consistent with the Fund’s goal (for example, in anticipation of a stock being added to the index). The Fund may also hold short-term debt securities and money market instruments for liquidity purposes.

The Russell 2000 Index is a well-known stock market index that measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represent approximately 8% of the market capitalization of the Russell 3000 Index. Stocks in the Russell 2000 Index are weighted according to their total market value. While the market capitalization range of the Russell 2000 Index changes throughout the year, as of the most recent constitution date of the index (June 27, 2011), companies in the index had a median market capitalization of $517 million.

Portfolio management uses quantitative analysis techniques to structure the Fund to obtain a high correlation to the index while seeking to keep the Fund as fully invested as possible in all market environments. Portfolio management seeks a long-term correlation between Fund performance, before expenses, and the index of 98% or better (perfect correlation being 100%). The Fund uses an optimization strategy, buying the largest stocks in the index in approx-

although the Fund may not invest in every security in the Russell 2000 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is a pending corporate action). When evaluating the Fund’s performance, the Russell 2000 Index is used as the benchmark. The Russell 2000 Index measures the performance of the 2000 smallest companies in the Russell 3000 Index which represents approximately 8% of the market capitalization of the Russell 3000 Index. Stocks in the Russell 2000 Index are weighted according to their market capitalization (the number of shares outstanding multiplied by the stock’s current price). As of May 31, 2011, the index reconstitution date, the market capitalization range of the Russell 2000 Index was $130 million to $3 billion.

Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options that provide exposure to the stocks of companies in the Russell 2000. The Russell 2000 Index is a widely used measure of small U.S. company stock performance.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new

	Existing Fund	Replacement Fund
	imately the same proportion they represent in the index, then investing in a statistically selected sample of the smaller securities found in the index. This process is intended to produce a portfolio whose industry weightings, market capitalizations and fundamental characteristics (price-to-book ratios, price-to-earnings ratios, debt-to-asset ratios and dividend yields) closely replicate those of the index. This approach attempts to maximize the Fund’s liquidity and returns while minimizing its costs.	shareholder money.
Principal Risks:

Stock Market Risk:

The Fund is affected by how the stock market performs. When stock prices fall, you should expect the value of your investment to fall as well.

Indexing Risk:

An index fund’s Performance may not exactly replicate the performance of its target index, for several reasons. For example, the Fund incurs fees, administrative expenses and transaction costs that the index itself does not. The Fund may use sampling techniques (investing in a representative selection of securities included in the index rather than all securities in the index), or the composition of its portfolio may diverge from that of the index. Also, while the exposure of the index to its component securities is by definition 100%, the Fund’s effective exposure to index securities may be greater or lesser than 100%, and may vary over time. Because an index fund is designed to maintain a high level of exposure to its target index at all times, it will not take any steps to invest defensively or otherwise reduce the risk of loss during market downturns.

Small Company Risk:

Small company stocks tend to be more volatile than medium-sized or large company stocks. Small companies are less widely followed by stock analysts and less information about them is available to investors. Industry-wide

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Small Cap Companies Risk:

Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Small company securities generally trade less frequently and in lower volumes, and the Fund may experience difficulty closing out positions at prevailing market prices.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security and financial index. Futures contracts may be illiquid. In addition, there may be imperfect correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Existing Fund	Replacement Fund

reversals may have a greater impact on small companies, since they may lack the financial resources of larger companies. Small company stocks are typically less liquid than large company stocks.

Derivatives Risk:

Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the Fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the Fund to the effects of leverage, which could increase the Fund’s exposure to the market and magnify potential losses.

Securities Lending Risk:

Any decline in the value of a portfolio security that occurs while the security is out on loan is borne by the Fund, and will adversely affect performance. Also, there may be delays in recovery of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the security.

Counterparty Risk:

A financial institution or other counterparty with whom the Fund does business, or that underwrites, distributes or guarantees any investments or contracts that the Fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the Fund or could delay the return or delivery of collateral or other assets to the Fund.

Liquidity Risk:

In certain situations, it may be difficult or impossible to sell an invest-

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

	Existing Fund	Replacement Fund

ment in an orderly fashion at an acceptable price.

Pricing Risk:

If market conditions make it difficult to value some investments, the Fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different than the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying Fund shares or receive less than the market value when selling Fund shares.

Management Fees	0.35% Class A 0.35% Class B The Fund does not have breakpoints in its management fee schedule.	0.32% Standard Class 0.32% Service Class The Fund does not have breakpoints in its management fee schedule.
12b-1 Fees	0.00% Class A 0.25% Class B	0.00% Standard Class 0.25% Service Class
Other Expenses	0.17% Class A 0.17% Class B	0.10% Standard Class 0.10% Service Class
Acquired Fund Fees and Expenses (AFFE)	0.05% Class A 0.05% Class B	0.00% Standard Class 0.00% Service Class
Total Gross Expenses	0.57% Class A 0.82% Class B	0.44% Standard Class 0.69% Service Class
Waivers/Reimbursements	-0.02% Class A -0.02% Class B	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.55% Class A 0.80% Class B	0.42% Standard Class 0.67% Service Class
Total Share Class Assets (as of 12-31-2011)	$256,000,000 Class A $41,000,000 Class B	$419,399,000 Standard Class $134,341,000 Service Class
Total Fund Assets (as of 12-31-2011)	$297,638,000	$553,740,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	15.4% Class A 15.4% Class B	15.3% Standard Class 15.3% Service Class
1 Yr.	-4.4% Class A -4.6% Class B	-4.6% Standard Class -4.8% Service Class
3 Yrs.	15.2% Class A 15.0% Class B	14.9% Standard Class 14.6% Service Class
5 Yrs.	-0.2% Class A -0.5% Class B	0.9% Standard Class 0.6% Service Class

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
10 Yrs.	5.2% Class A 4.9% Class B	3.4% Standard Class 3.2% Service Class

The percentage of the Existing Fund’s assets for Class A and Class B that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 18.9% and 46.4%, respectively, as of 12/31/11. This comprises approximately 22.6% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund and the Replacement Fund seek to track the Russell 2000 Index, which emphasizes stocks of small U.S. companies. Both Funds invest at least 80% of its net assets in such companies.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 1.2% of its net assets in foreign securities, and the Replacement Fund held 1.2% of its net assets in foreign securities.

As of December 31, 2011, the Existing Fund held 4.7% of its net assets in derivatives, and the Replacement Fund held 1.5% of its net assets in derivatives. While the Existing Fund may use derivatives for a variety of purposes, it historically has invested in Russell 2000 Index futures contracts. The Replacement Fund’s principal investment strategy limits its derivative investments to stock index futures to gain exposure to securities underlying the Russell 2000 Index futures contracts. The Replacement Fund may invest in other derivatives; however, it may not do so as a principal strategy and historically has not invested in other derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct C	811-03214	033-025990	C000007618

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct C	811-03214	333-112927	C000007620
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
Lincoln Life Variable Annuity Acct Q	811-08569	333-043373	C000007694
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

8.

Fidelity® Variable Insurance Products Trust – Fidelity® VIP Equity-Income Portfolio: Initial Class and Service Class 2 replaced by Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	Fidelity Management & Research Company (FMR)	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	FMR Co., Inc. (FMRC) and other investment advisers	SSgA Funds Management, Inc.
Investment Objective:	Reasonable income.	Seek to match as closely as practicable, before fees and expenses, the total rate of return of common

	Existing Fund	Replacement Fund
stocks publicly traded in the United States, as represented by the S&P 500 Index.
Investment Strategy:

Principal Investment Strategies

-    Normally investing at least 80% of assets in equity securities.

-    Normally investing primarily in income-producing equity securities, which tend to lead to investments in large cap “value” stocks.

-    Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

-    Investing in domestic and foreign issuers.

-    Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.

The Fund pursues its objective by investing in the securities that make up the S&P 500 Index, although the Fund may not invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is pending corporate action). The Fund attempts to replicate the target index by investing all or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index. The S&P 500 Index is a widely used measure of large U.S. company stock performance. The market capitalization range of the S&P 500 Index was $1.2 billion to $406.3 billion as of December 31, 2011. The stocks in the S&P 500 account for nearly three-quarters of the value of all U.S. stocks. The S&P 500 Index consists of the common stocks of 500 major corporations selected according to:

• size;

• frequency and ease by which their stocks trade; and

• range and diversity of the American economy.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in

	Existing Fund	Replacement Fund
anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.
Principal Risks:

Stock Market Volatility Risk:

Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market can react differently to these developments.

Interest Rate Changes Risk:

Interest rate increases can cause the price of a debt security to decrease.

Foreign Exposure Risk:

Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market and economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes Risk:

The value of and individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

“Value” Investing Risk:

“Value” stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

Management Fees	0.46% Initial Class 0.46% Service Class 2 The Fund has breakpoints in its management fee schedule (see the note below), which apply to both	0.20% Standard Class 0.20% Service Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both

Existing Fund	Replacement Fund
classes of shares.[11]	classes of shares.[12]

[11]	The Existing Fund has the following breakpoint fee schedule:

For the services of the Fund’s adviser under the management contract, the Fund pays the adviser a monthly management fee which has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which the adviser has management contracts. There are different group fee rates depending on the asset class. The group fee rate for the asset class that includes the Fund is as follows:

GROUP FEE RATE SCHEDULE				EFFECTIVE ANNUAL FEE RATES
Average Group Assets			Annualized Rate	Group Net Assets	Effective Annual Fee Rate
0	-	$3 billion	.5200%	$ 1 billion	.5200%
3	-		6.4900	50.3823
6	-		9.4600	100.3512
9	-		12.4300	150.3371
12	-		15.4000	200.3284
15	-		18.3850	250.3219
18	-		21.3700	300.3163
21	-		24.3600	350.3113
24	-		30.3500	400.3067
30	-		36.3450	450.3024
36	-		42.3400	500.2982
42	-		48.3350	550.2942
48	-		66.3250	600.2904
66	-		84.3200	650.2870
84	-		102.3150	700.2838
102	-		138.3100	750.2809
138	-		174.3050	800.2782
174	-		210.3000	850.2756
210	-		246.2950	900.2732
246	-		282.2900	950.2710
282	-		318.2850	1,000.2689
318	-		354.2800	1,050.2669
354	-		390.2750	1,100.2649
390	-		426.2700	1,150.2631
426	-		462.2650	1,200.2614
462	-		498.2600	1,250.2597
498	-		534.2550	1,300.2581
534	-		587.2500	1,350.2566
587	-		646.2463	1,400.2551
646	-		711.2426	1,450.2536
711	-		782.2389	1,500.2523
782	-		860.2352	1,550.2510
860	-		946.2315	1,600.2497
946	-		1,041.2278	1,650.2484
1,041	-		1,145.2241	1,700.2472
1,145	-		1,260.2204	1,750.2460
1,260	-		1,386.2167	1,800.2449
1,386	-		1,525.2130	1,850.2438
1,525	-		1,677.2093	1,900.2427
1,677	-		1,845.2056	1,950.2417
Over			1,845.2019	2,000.2407

	Existing Fund	Replacement Fund
12b-1 Fees	0.00% Initial Class 0.25% Service Class 2	0.00% Standard Class 0.25% Service Class
Other Expenses	0.10% Initial Class 0.10% Service Class 2	0.08% Standard Class 0.08% Service Class
Total Gross Expenses	0.56% Initial Class 0.81% Service Class 2	0.28% Standard Class 0.53% Service Class
Waivers/Reimbursements	0.00% Initial Class 0.00% Service Class 2	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.56% Initial Class 0.81% Service Class 2	0.28% Standard Class 0.53% Service Class
Total Share Class Assets (as of 12-31-2011)	$3,346,000,000 Initial Class $1,457,230,000 Service Class 2	$1,332,511,000 Standard Class $442,467,000 Service Class
Total Fund Assets (as of 12-31-2011)	$5,333,446,000	$1,774,978,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	11.6% Initial Class 11.5 Service Class 2	11.7% Standard Class 11.7% Service Class
1 Yr.	0.9% Initial Class 0.7% Service Class 2	1.9% Standard Class 1.6% Service Class
3 Yrs.	14.7% Initial Class 14.5% Service Class 2	13.8% Standard Class 13.6% Service Class
5 Yrs.	-2.6% Initial Class -2.7% Service Class 2	-0.5% Standard Class -0.8% Service Class
10 Yrs.	3.0% Initial Class 2.8% Service Class 2	2.6% Standard Class 2.4% Service Class

The group fee rate is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown above on the left. The schedule above on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left.

The Fund’s individual fund fee rate is 0.20%. Based on the average group net assets of the funds advised by the adviser for December 2010, the Fund’s annual management fee rate would be calculated as follows:

Fund	Group Fee Rate		Individual Fund Fee Rate		Management Fee Rate
VIP Equity-Income Portfolio	0.2572%	+	0.2000%	=	0.4572%

12 The Replacement Fund has the following breakpoint fee schedule:

.24 of 1% of the first $500 million,

.20 of 1% of the next $500 million, and

.16 of 1% of the excess over $1 billion.

The percentage of the Existing Fund’s assets for Initial Class and Service Class 2 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 2.0% and 2.6% as of 12/31/11. This comprises approximately 3.2% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is reasonable income, and the Replacement Fund seeks to track the S&P 500 Index, which has a substantial income component. The Existing Fund invests at least 80% of its assets in equity securities, and the Replacement Fund invests at least 90% of its assets in securities in the S&P 500 Index, which represents equity securities of large U.S. companies. Even though the Existing Fund has greater latitude for permitted investments, the substitution is appropriate. The three-year correlation coefficient as of 9/30/12 between the Existing Fund and Replacement Fund is 0.99, representing a very strong positive relationship in returns. This means that as the Existing Fund moves up or down by a given amount, the Replacement Fund moves in the same direction by almost exactly the same amount.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 14.4% of its net assets in foreign securities, and the Replacement Fund held 1.2% of its net assets in foreign securities. While the Existing Fund allocates a greater portion of its assets to foreign securities, both Funds have similar risk profiles. Again, the three-year correlation coefficient as of 9/30/12 between the Existing Fund and Replacement Fund is 0.99.

As of December 31, 2011, the Existing Fund held 2.2% of its net assets in derivatives, and the Replacement Fund held 2.0% of its net assets in derivatives. The Existing Fund may invest in derivatives; however, it does not do so as a principal strategy and historically has invested limited assets in futures contracts. The Replacement Fund’s principal investment strategy limits its derivative investments to stock index futures as a substitute for comparable positions in securities underlying the S&P 500 Index. The Replacement Fund may invest in other derivatives; however, it may not do so as a principal strategy and historically has invested limited assets in foreign currency contracts.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

9.

Fidelity® Variable Insurance Products Trust – Fidelity® VIP Overseas Portfolio: Initial Class and Service Class 2 replaced by Lincoln Variable Products Trust – LVIP SSgA International Index Fund: Service Class

	Existing Fund	Replacement Fund
Adviser:	Fidelity Management & Research Company (FMR)	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	FMR Co., Inc. (FMRC) and other investment advisers	SSgA Funds Management, Inc.
Investment Objective:	Long-term growth of capital.	Seek to match as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
Investment Strategy:

Principal Investment Strategies

-     Normally investing at least 80% of assets in equity securities.

-     Normally investing primarily in common stocks.

-     Allocating investments across different countries and regions.

-     Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.

The Fund pursues its objective by investing primarily in the securities of companies located in developed countries outside the United States.

When evaluating the Fund’s performance, the MSCI EAFE® Index is used as the benchmark. The MSCI EAFE® Index is a stock market index of foreign stock from 21 developed markets, but excludes those from the U.S. and Canada. The index targets coverage of 85% of the market capitalization of the equity market of all countries that are part of the index. Under normal circumstances, the Fund intends to invest at least 90% of its assets, determined at the time of purchase, in stocks held by the benchmark.

The sub-adviser invests in stock index

	Existing Fund	Replacement Fund
futures to maintain market exposure and
manage cash flow. The Fund may purchase
other types of securities that are not primarily
investments vehicles, for example American
Depository Receipts (ADRs), Global
Depositary Receipts (GDRs), European
Depositary Receipts (EDRs), and
international equity ETFs, cash equivalents,
and derivatives. Although the Fund may
employ foreign currency hedging techniques,
they normally maintain the currency exposure
of the underlying equity investments.
Principal Risks:

Stock Market Volatility Risk:

Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market can react differently to these developments.

Foreign Exposure Risk:

Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market and economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes Risk:

The value of and individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Foreign Securities Risk:

Foreign currency fluctuations and economic or financial instability could cause the value of the Fund’s foreign investments to fluctuate. Investing in foreign securities involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.

Geographic Concentration Risk:

The Fund’s performance could be closely tied to the market, currency, economic, political, regulatory, geopolitical, or other conditions in the countries or regions in which the Fund invests and could be more volatile than the performance of more

	Existing Fund	Replacement Fund

geographically diversified funds.

Exchange-Traded Funds Risk:

The risks of exchange traded funds (ETFs)
generally reflect the risks of owning the
underlying securities they are designed to
track, although lack of liquidity in an ETF
could result in the price of the ETF being
more volatile and ETFs have management
fees that increase their costs.

Futures Risk:

A futures contract is considered a derivative
because it derives its value from the price of
the underlying security and financial index.
Futures contracts may be illiquid. In addition,
there may be imperfect correlation between
the price of the futures contracts and the price
of the underlying securities. Losses on futures
contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments from fund
of funds. From time to time these fund of
funds may change or rebalance their
underlying holdings. This could result in
large inflows into the Fund or large
redemptions from the Fund, which may
increase transaction costs or portfolio
turnover for the Fund.

Management Fees	0.71% Initial Class 0.71% Service Class 2 The Fund has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[13]	0.40% Service Class 0.40% Service Class

13 The Existing Fund has the following breakpoint fee schedule:

For the services of the Fund’s adviser under the management contract, the Fund pays the adviser a monthly management fee which has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which the adviser has management contracts. There are different group fee rates depending on the asset class. The group fee rate for the asset class that includes the Fund is as follows:

GROUP FEE RATE SCHEDULE				EFFECTIVE ANNUAL FEE RATES
Average Group Assets			Annualized Rate	Group Net Assets	Effective Annual Fee Rate
0	-	$3 billion	.5200%	$ 1 billion	.5200%
3	-		6.4900	50.3823
6	-		9.4600	100.3512
9	-		12.4300	150.3371
12	-		15.4000	200.3284
15	-		18.3850	250.3219
18	-		21.3700	300.3163
21	-		24.3600	350.3113
24	-		30.3500	400.3067
30	-		36.3450	450.3024
36	-		42.3400	500.2982
42	-		48.3350	550.2942
48	-		66.3250	600.2904
66	-		84.3200	650.2870
84	-		102.3150	700.2838
102	-		138.3100	750.2809
138	-		174.3050	800.2782
174	-		210.3000	850.2756
210	-		246.2950	900.2732
246	-		282.2900	950.2710
282	-		318.2850	1,000.2689
318	-		354.2800	1,050.2669
354	-		390.2750	1,100.2649
390	-		426.2700	1,150.2631
426	-		462.2650	1,200.2614
462	-		498.2600	1,250.2597
498	-		534.2550	1,300.2581
534	-		587.2500	1,350.2566
587	-		646.2463	1,400.2551
646	-		711.2426	1,450.2536
711	-		782.2389	1,500.2523
782	-		860.2352	1,550.2510
860	-		946.2315	1,600.2497
946	-		1,041.2278	1,650.2484
1,041	-		1,145.2241	1,700.2472
1,145	-		1,260.2204	1,750.2460
1,260	-		1,386.2167	1,800.2449
1,386	-		1,525.2130	1,850.2438
1,525	-		1,677.2093	1,900.2427
1,677	-		1,845.2056	1,950.2417
Over			1,845.2019	2,000.2407

The group fee rate is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown above on the left. The schedule above on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left.

The Fund’s individual fund fee rate is 0.45%. Based on the average group net assets of the funds advised by the adviser for December 2010, the Fund’s annual management fee rate would be calculated as follows:

Fund	Group Fee Rate		Individual Fund Fee Rate		Management Fee Rate
VIP Overseas Portfolio	0.2572%	+	0.4500%	=	0.7072%

	Existing Fund	Replacement Fund
12b-1 Fees	0.00% Initial Class 0.25% Service Class 2	0.25% Service Class 0.25% Service Class
Other Expenses	0.14% Initial Class 0.14% Service Class 2	0.18% Standard Class 0.18% Service Class
Total Gross Expenses	0.85% Initial Class 1.10% Service Class 2	0.83% Service Class 0.83% Service Class
Waivers/Reimbursements	0.00% Initial Class 0.00% Service Class 2	-0.04% Service Class -0.04% Service Class
Total Net Expenses	0.85% Initial Class 1.10% Service Class 2	0.79% Service Class 0.79% Service Class
Total Share Class Assets (as of 12-31-2011)	$598,862,000 Initial Class $342,206,000 Service Class 2	$213,401,000 Service Class $213,401,000 Service Class
Total Fund Assets (as of 12-31-2011)	$1,390,204,000	$710,815,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	3.0% Initial Class 3.0% Service Class 2	4.2% Service Class 4.2% Service Class
1 Yr.	-17.3% Initial Class -17.2% Service Class 2	-12.4% Service Class -12.4% Service Class
3 Yrs.	5.8% Initial Class 5.6% Service Class 2	6.0% Service Class 6.0% Service Class
5 Yrs.	5.0% Initial Class 4.9% Service Class 2	N/A Service Class N/A Service Class
10 Yrs.	3.5% Initial Class 3.4% Service Class 2	N/A Service Class N/A Service Class

The percentage of the Existing Fund’s assets for Initial Class and Service Class 2 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 0.3% and 22.4%, respectively, as of 12/31/11. This comprises approximately 5.6% of the Existing Fund’s total assets as of 12/31/11.

The Existing Fund has two share classes (Initial Class and Service Class 2) that are available as underlying fund options, depending on the type of Contract, whereas the Replacement Fund share class that is available for all Contracts will include a 12b-1 fee. As a result, the Existing Fund’s assets for Initial Class and Service Class 2 will be transferred to one class (Service Class) of the Replacement Fund.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is long-term growth of capital, and the Fund allocates investments across different countries and regions. The Replacement Fund seeks to match the performance of a broad market index of non-U.S. foreign securities. The index includes foreign stocks from 21 developed markets, excluding the U.S. and Canada. The Existing Fund invests at least 80% of its assets in equity securities, and the Replacement Fund invests at least 90% of its assets in stocks in its benchmark index.

Both Funds have substantially similar investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 97.0% of its net assets in foreign securities, and the Replacement Fund held 99.8% of its net assets in foreign securities.

As of December 31, 2011, the Existing Fund held 1.0% of its net assets in derivatives, and the Replacement Fund held 3.0% of its net assets in derivatives. The Existing Fund may invest in derivatives; however, it may not do so as a principal strategy and historically has limited its investments to stock index futures. The Replacement Fund’s principal investment strategy limits its derivative investments to stock index futures to maintain market exposure and manage cash flow. The Replacement Fund may invest in other derivatives; however, it may not do so as a principal strategy and historically has not invested in other derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

10.	Franklin Templeton Variable Insurance Products Trust – FTVIPT Franklin Small-Mid Cap Growth Securities Fund: Class 1 and Class 2 replaced by Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	Franklin Advisers, Inc.	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	N/A	SSgA Funds Management, Inc.
Investment Objective:	Long-term capital growth.	Seek to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.
Investment Strategy:

Under normal market conditions, the Fund invests at least 80% of its net assets in the equity securities of small-capitalization (small-cap) and mid-capitalization (mid-cap) companies. For this Fund, small-cap companies are companies within the market capitalization range of companies in the Russell 2500 Index, at the time of purchase, and mid-cap companies are companies within the market capitalization range of companies in the Russell MidCap Index, at the time of purchase. Under normal market conditions, the Fund invests predominately in equity securities, primarily in common stock.

The Fund, from time to time, may have significant positions in particular sectors such as technology (including health care technology, technology services and electronic technology).

The investment manager uses

The Fund pursues its objectives by investing primarily in the securities that make up the Russell 2000 Index, although the Fund may not invest in every security in the Russell 2000 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is a pending corporate action). When evaluating the Fund’s performance, the Russell 2000 Index is used as the benchmark. The Russell 2000 Index measures the performance of the 2000 smallest companies in the Russell 3000 Index which represents approximately 8% of the market capitalization of the Russell 3000 Index. Stocks in the Russell 2000 Index are weighted according to their market capitalization (the number of shares outstanding multiplied by the stock’s current price). As of May 31, 2011, the index reconstitution date, the market capitalization range of the Russell 2000 Index was $130 million

	Existing Fund	Replacement Fund
fundamental, “bottom-up” research to seek companies meeting its criteria of growth potential, quality and valuation. In seeking sustainable growth characteristics, the investment manager looks for companies that it believes can produce sustainable earnings and cash flow growth, evaluating the long term market opportunity and competitive structure of an industry to target leaders and emerging leaders. In assessing value, the investment manager considers whether security prices fully reflect the balance of the sustainable growth opportunities relative to business and financial risks.

to $3 billion.

Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options that provide exposure to the stocks of companies in the Russell 2000. The Russell 2000 Index is a widely used measure of small U.S. company stock performance.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.

Principal Risks:

Market Risk:

The market value of securities owned by the Fund will go up and down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Generally, stocks have historically outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. A slower-growth or recessionary economic environment could have an adverse effect on the price of the

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Small Cap Companies Risk:

Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger

Existing Fund	Replacement Fund

various stocks held by the Fund.

Smaller and Midsize Companies Risk:

Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development and limited or less developed product lines and markets. In addition, smaller companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Focus Risk:

To the extent that the Fund has significant investments in one or a few sectors, such as technology, it bears more risk than a fund which always maintains broad sector diversification. Technology company stocks can be subject to abrupt or erratic price movements and have been volatile due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins. The biotechnology and health technology industries are affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters.

Growth Style Investing Risk:

Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Prices of these companies’ securities may be more volatile than other securities, particularly over the companies. Small company securities generally trade less frequently and in lower volumes, and the Fund may experience difficulty closing out positions at prevailing market prices.

Futures Risk:

A futures contract is considered a derivative because it derives its value from the price of the underlying security and financial index. Futures contracts may be illiquid. In addition, there may be imperfect correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these fund of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

	Existing Fund	Replacement Fund

short term.

Management Risk:

The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Management Fees	0.50% Class 1 0.50% Class 2 The Fund has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[14]	0.32% Standard Class 0.32% Service Class The Fund does not have breakpoints in its management fee schedule.
12b-1 Fees	0.00% Class 1 0.25% Class 2	0.00% Standard Class 0.25% Service Class
Other Expenses	0.29% Class 1 0.29% Class 2	0.10% Standard Class 0.10% Service Class
Acquired Fund Fees and Expenses	0.01% Class 1 0.01% Class 2	0.00% Standard Class 0.00% Service Class
Total Gross Expenses	0.80% Class 1 1.05% Class 2	0.42% Standard Class 0.67% Service Class
Waivers/Reimbursements	0.00% Class 1 0.00% Class 2	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.80% Class 1 1.05% Class 2	0.42% Standard Class 0.67% Service Class
Total Share Class Assets (as of 12-31-2011)	$76,384,000 Class 1 $717,086,000 Class 2	$419,399,000 Standard Class $134,341,000 Service Class
Total Fund Assets (as of 12-31-2011)	$806,134,000	$553,740,000

14 The Existing Fund has the following breakpoint fee schedule:

0.550% of the value of its average daily net assets up to $500 million; and

0.450% of the value of its average daily net assets over $500 million up to and including $1 billion; and

0.400% of the value of its average daily net assets over $1 billion up to and including $1.5 billion; and

0.350% of the value of its average daily net assets over $1.5 billion up to and including $6.5 billion; and

0.325% of the value of its average daily net assets over $6.5 billion up to and including $11.5 billion; and

0.300% of the value of its average daily net assets over $11.5 billion up to and including $16.5 billion; and

0.290% of the value of its average daily net assets over $16.5 billion up to and including $19 billion; and

0.280% of the value of its average daily net assets over $19 billion up to and including $21.5 billion; and

0.270% of the value of its average daily net assets over $21.5 billion.

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	12.5% Class 1 12.4% Class 2	15.3% Standard Class 15.3% Service Class
1 Yr.	-4.6% Class 1 -4.8% Class 2	-4.6% Standard Class -4.8% Service Class
3 Yrs.	20.7% Class 1 20.4% Class 2	14.9% Standard Class 14.6% Service Class
5 Yrs.	2.5% Class 1 2.2% Class 2	0.9% Standard Class 0.6% Service Class
10 Yrs.	3.6% Class 1 3.3% Class 2	3.4% Standard Class 3.2% Service Class

The percentage of the Existing Fund’s assets for Class 1 and Class 2 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 0.0% and 15.0%, respectively, as of 12/31/11. This comprises approximately 13.3% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is long-term capital growth of capital, and the Replacement Fund seeks to maximize long-term capital appreciation. The Existing Fund invests at least 80% of its net assets in equity securities of small-cap and mid-cap companies, and the Replacement Fund invests in approximately 200 stocks of small-mid cap U.S. companies. The Replacement Fund invests at least 80% of its assets in small-cap companies. The 80% investment requirement applies at the time the Replacement Fund invests its assets. Since the time of investment, a number of the Replacement Fund’s holdings have increased their market capitalization and, as a result, are now considered mid-cap companies. Even though the Existing Fund allocates a greater portion of its initial investments, the substitution is appropriate. The three-year correlation coefficient as of 9/20/12 between the Existing Fund and Replacement Fund is 0.96, representing a very strong positive relationship in returns. This means that as the Existing Fund moves up or down by a given amount, the Replacement Fund moves in the same direction by almost exactly the same amount.

Both Funds have limited or no investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 3.1% of its net assets in foreign securities and 0.0% of its net assets in derivatives, and the Replacement Fund held 1.2% of its net assets in foreign securities and 1.5% of its net assets in derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

11.	MFS Variable Insurance Trust – MFS VIT Total Return Series: Service Class replaced by Lincoln Variable Products Trust – LVIP SSgA Moderate Structured Allocation Fund: Service Class

	Existing Fund	Replacement Fund
Adviser:	Massachusetts Financial Services Company (MFS)	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	N/A	N/A
Investment Objective:	Total return.	Seeks a balance between a high level of current income and growth of capital, with an emphasis on growth of capital
Investment Strategy:	MFS (Massachusetts Financial Services Company, the Series’ investment adviser) invests the Series’ assets in equity securities and debt instruments. Equity securities include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for those	The LVIP SSgA Moderate Structured Allocation Fund operates under a fund of funds structure. Under normal circumstances, the Fund’s investment strategy is to invest approximately 60% of its assets in other mutual funds (underlying funds) which, in turn invest in equity securities (stocks), and

Existing Fund	Replacement Fund

securities. Debt instruments include corporate bonds, U.S. Government securities, collateralized instruments, municipal instruments, foreign government securities, inflation-adjusted bonds, and other obligations to repay money borrowed. MFS seeks to invest between 40% and 75% of the Series’ assets in equity securities and at least 25% of the Series’ assets in fixed-income senior securities.

MFS focuses on investing the Series’ assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies).

While MFS may invest the Series’ assets in companies of any size, MFS generally focuses on companies with large capitalizations.

MFS may invest the Series’ assets in foreign securities.

Of the Series’ investments in debt instruments, MFS generally invests substantially all of these investments in investment grade debt instruments. While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments. Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, and swaps.

MFS uses a bottom-up investment approach to buying and selling investments for the Series. Investments are selected primarily based on fundamental analysis of individual issuers and/or instruments in light of the issuer’s current financial condition and market, economic, political, and regulatory conditions. Factors approximately 40% of its assets in underlying funds which invest in fixed income securities (bonds). The Fund may also invest in exchange-traded-funds (ETFs).

The adviser develops the Fund’s asset allocation strategy based on the fund’s investment strategy. Through its investment in underlying funds, the fund’s investment strategy will be to allocate a large percentage of assets in domestic and foreign equity securities (stocks) with growth and value styles, with a smaller percentage of assets allocated to domestic fixed income securities (bonds) including mortgage-backed securities and inflation-indexed bonds. The investments described above are the principal investment strategies of the Fund.

On at least an annual basis, the adviser will reassess and make any necessary revisions in the Fund’s asset allocation strategy consistent with the fund’s investment strategy and objective, including revising the weightings among the investments described above and adding underlying funds to or removing underlying funds from the asset allocation strategy. The adviser will also periodically rebalance the weightings in the underlying funds held by the Fund to the current asset allocation strategy. In general, the adviser does not anticipate making frequent changes in the asset allocation strategy and will not attempt to time the market.

The adviser uses various analytical tools and third party research to construct the portfolio. The underlying fund selection is made based on the Fund’s particular asset allocation strategy, the adviser’s desired asset class exposures, and the investment styles and performance of the underlying funds. The adviser also considers the portfolio characteristics and risk profile for each underlying fund over various periods and market

	Existing Fund	Replacement Fund
	considered for equity securities may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Factors considered for debt instruments may include the instrument’s credit quality, collateral characteristics and indenture provisions and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the valuation, price and earnings momentum, earnings quality, and other factors of the issuer of an equity security or the structure of a debt instrument may also be considered.	environments to assess each underlying fund’s suitability as an investment for the Fund.
Principal Risks:

Stock Market/Company Risk:

Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Value Company Risk:

The stocks of value companies can continue to be undervalued for long periods of time and not realize their expected value and can be more volatile than the market in general.

Interest Rate Risk:

The price of a debt instrument falls when interest rates rise and rises when interest rates fall. Instruments with longer maturities, or that do not pay current interest, are more sensitive to interest rate changes.

Credit Risk:

The price of a debt instrument depends, in part, on the credit quality of the issuer, borrower, counterparty,

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Asset Allocation Risk:

The Fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.

Passive Management Risk: The Fund will invest in underlying funds that use an indexing strategy and do not individually select securities. These underlying funds do not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Interest Rate Risk:

The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result. Periods of declining or low interest rates may negatively

Existing Fund	Replacement Fund

or underlying collateral and can decline in response to changes in the financial condition of the issuer, borrower, counterparty, or underlying collateral, or changes in specific or general market, economic, industry, political, regulatory, geopolitical, or other conditions.

Foreign Risk:

Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, political, regulatory, geopolitical, or other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Prepayment/Extension Risk:

Instruments subject to prepayment and/or extension can reduce the potential for gain for the instrument’s holders if the instrument is prepaid and increase the potential for loss if the maturity of the instrument is extended.

Inflation-Adjusting Risk:

Interest payments on inflation-adjusted debt instruments can be unpredictable and vary based on the level of inflation. If inflation is negative, principal and income can both decline.

Municipal Risk:

The price of a municipal instrument can be volatile and significantly affected by adverse tax or court rulings, legislative or political changes, changes in specific or general market and economic conditions, and the financial condition of municipal issuers and insurers. Because many municipal instruments are issued to finance similar projects, conditions in these industries can significantly affect the Series and the impact the fund’s yield.

Credit Risk:

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer’s credit rating may cause a decline in the value of the debt obligations held.

Call Risk:

Call risk is the risk that a bond issuer will redeem its callable bonds before they mature. Call risk is greater during periods of falling interest rates because the bond issuer can call the debt and reissue the debt at a lower rate. This action may reduce a fund’s income because the fund may have to reinvest the proceeds at lower interest rates.

Mortgage-Backed Securities Risk: The value of the mortgage-backed securities (commercial and residential) may fluctuate significantly in response to changes in interest rates. In periods of falling interest rates, underlying mortgages may be paid early, lowering the potential total return, and, during periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to increase and their value to decline.

Exchange-Traded Funds Risk:

The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in the price of the ETF being more volatile and ETFs have management fees that increase their costs.

Inflation Indexed Bond Risk:

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward and the interest

Existing Fund	Replacement Fund

overall municipal market.

Derivatives Risk:

Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s) on which the derivative is based. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can involve leverage.

Leveraging Risk:

Leverage involves investment exposure in an amount exceeding the initial investment. Leverage can cause increased volatility by magnifying gains or losses.

Investment Selection Risk:

The MFS analysis of an investment can be incorrect and can lead to an investment focus that results in the Series underperforming other funds with similar investment strategies and/or underperforming the markets in which the Series invests.

Counterparty and Third-Party Risk:

Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Liquidity Risk:

It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.

payable will be reduced. The adjusted principal value of an inflation-related bond repaid at maturity may be less than the original principal. If nominal interest rates increase at a faster rate than inflation, the value of inflation-indexed bonds may decrease. Inflation-indexed securities may not be protected from short-term increases in inflation.

Value Stocks Risk:

Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund’s performance my sometimes be lower than that of other types of funds.

Growth Stocks Risks:

The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.

Small-Cap Companies Risk:

Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Small company securities generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.

Foreign Securities Risk:

Foreign currency fluctuations and economic or financial instability could cause the value of the fund’s foreign investments to fluctuate. Investing in foreign securities involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments

	Existing Fund	Replacement Fund

in securities of U.S. issuers.

Emerging Markets Risk:

Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to be less liquid, have more volatile prices and have significant potential for loss.

Fund of Funds Risk:

The investment performance of the Fund is affected by the investment performance of the underlying funds in which the Fund invests. The ability of the fund to achieve its investment objective depends on the ability of the underlying funds to meet their investment objectives and on the adviser’s decisions regarding the allocation of the Fund’s assets among the underlying funds.

Non-Diversification Risk:

The Fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund. Therefore, the Fund’s value may decrease because of a single investment or a small number of investments.

Management Fees	0.75% Service Class The Fund does not have breakpoints in its management fee schedule.	0.25% Service Class The Fund does not have breakpoints in its management fee schedule.
12b-1 Fees	0.25% Service Class	0.25% Service Class
Other Expenses	0.06% Service Class	0.06% Service Class
Acquired Fund Fees and Expenses (AFFE)	0.00% Service Class	0.39% Service Class
Total Gross Expenses	1.06% Service Class	0.95% Service Class
Waivers/Reimbursements	-0.03% Service Class	-0.11% Service Class
Total Net Expenses	1.03% Service Class	0.84% Service Class
Total Share Class Assets (as of 12-31-2011)	$859,243,000 Service Class	$359,868,000 Service Class
Total Fund Assets	$2,433,746,000	$361,820,000

	Existing Fund	Replacement Fund
(as of 12-31-2011)

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	7.1% Service Class	5.5% Service Class
1 Yr.	1.6% Service Class	0.0% Service Class
3 Yrs.	9.5% Service Class	N/A Service Class
5 Yrs.	11.1% Service Class	N/A Service Class
10 Yrs.	4.0% Service Class	N/A Service Class

The percentage of the Existing Fund’s assets for Service Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately and 35.1% as of 12/31/11. This comprises approximately 13.0% of the Existing Fund’s total assets as of 12/31/11.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is total return, which is achieved through both income and growth of capital, and the Replacement Fund seeks a balance between a high level of current income and growth of capital. In addition, each fund’s investment strategy requires the fund to allocate its assets between equity securities and fixed income securities.

Both Funds have limited investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 4.3% of its net assets in foreign securities, and the Replacement Fund held 24.6% of its net assets in foreign securities. While the Replacement Fund allocates a greater portion of its assets to foreign securities, both Funds have similar risk profiles. The Replacement Fund’s higher allocation to foreign securities relates primarily to securities of developed markets, which provides a lower correlation to U.S. equity securities, improves its diversification, and reduces the overall risk profile of the Replacement Fund relative to the Existing Fund. Moreover, the three-year correlation coefficient as of 9/30/12 between the Existing Fund and Replacement Fund is 0.97, representing a very strong positive relationship in returns. This means that as the Existing Fund moves up or down by a given amount, the Replacement Fund moves in the same direction by almost exactly the same amount.

As of December 31, 2011, the Existing Fund held 1.0% of its net assets in derivatives, and the Replacement Fund held 2.0% of its net assets in derivatives. The Existing Fund may invest in derivatives for any investment purpose; however, the Fund historically has invested limited assets in futures, forward contracts, options, structured securities, inverse floating rate instruments and swaps. The Replacement Fund may invest in derivatives; however, it does not do so as a principal strategy. The Replacement Fund has historically invested limited assets in futures contracts.

The Existing Fund is a stand-alone mutual fund that makes direct investments in portfolio securities. The Replacement Fund is a “fund of funds,” which invests in underlying funds that, in turn, invest in portfolio securities. While the Funds have different structures, their investment strategies and risk profiles are substantially similar.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

12.	Neuberger Berman Advisers Management Trust – Neuberger Berman AMT Mid-Cap Growth Portfolio: I Class Shares replaced by Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund: Standard Class and Service Class

	Existing Fund	Replacement Fund
Adviser:	Neuberger Berman Management LLC (NBM)	Lincoln Investment Advisors Corporation (LIAC)
Subadviser:	Neuberger Berman LLC (NB)	SSgA Funds Management, Inc.
Investment Objective:	Growth of capital.	Seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
Investment Strategy:

To pursue its goal, the Portfolio normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell MidCap Index at the time of purchase.

The market capitalization range of the Russell MidCap Index will fluctuate with changes in market conditions and changes in composition of the Index. As of December 31, 2011, the market capitalization range of the Russell MidCap Index was approximately between $36 million and $20.4 billion. The Portfolio may continue to hold or add to a position in a stock after the issuer is no longer in the capitalization range of the Russell MidCap Index. The Portfolio seeks to reduce risk by diversifying among many companies, sectors and industries.

The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, the Portfolio Manager looks for fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the Portfolio Manager analyzes such factors as:

-financial condition (such as debt to equity ratio)

-market share and competitive leadership of the company’s products

-earnings growth relative to competitors

-market valuation in comparison to a

The Fund pursues its objective by investing in the securities that make up the S&P 500 Index, although the Fund may not invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is pending corporate action). The Fund attempts to replicate the target index by investing all or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index. The S&P 500 Index is a widely used measure of large U.S. company stock performance. The market capitalization range of the S&P 500 Index was $1.2 billion to $406.3 billion as of December 31, 2011. The stocks in the S&P 500 account for nearly three-quarters of the value of all U.S. stocks. The S&P 500 Index consists of the common stocks of 500 major corporations selected according to:

• size;

• frequency and ease by which their stocks trade; and

• range and diversity of the American economy.

The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity

	Existing Fund	Replacement Fund

stock’s own historical norms and the stocks of other mid-cap companies.

The Portfolio Manager follows a disciplined selling strategy and may sell a stock when the company’s business fails to perform as expected, or when other opportunities appear more attractive.

At times, the Portfolio Manager may emphasize certain sectors that he believes will benefit from market or economics trends.

In an effort to achieve its goal, the Portfolio may engage in active or frequent trading.

The Portfolio will not change its strategy of normally investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in mid-capitalization companies without providing shareholders at least 60 days’ advance notice.

This test is applied at the time the Portfolio invests; later percentage changes caused by a change in Portfolio assets, market values or company circumstances will not require the Portfolio to dispose of a holding.

of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Fund has not yet invested new shareholder money.
Principal Risks:

Stock Market Volatility:

Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. To the extent that the Portfolio sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.

Mid-Cap Stock Risk:

Mid-cap stocks may fluctuate more widely in price than the market as a whole and may underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when

Market Risk:

Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.

Passive Management Risk:

The Fund uses an indexing strategy and does not individually select securities. The Fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Futures Risk:

Existing Fund	Replacement Fund

mid-cap stocks are out of favor.

Issuer-Specific Risk:

The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

Sector Risk:

To the extent the Portfolio invests more heavily in particular sectors, its performance will be especially sensitive to developments that significantly affect those sectors. Individual sectors may move up and down more than the broader market. The several industries that constitute a sector may all react in the same way to economic, political or regulatory events.

Arbitrage Risk:

Investing in thinly-traded securities may involve a greater risk for excessive trading due to potential arbitrage opportunities. For example, to the extent that the Portfolio’s net asset value does not immediately reflect changes in market conditions or the true market value of these securities, an investor may seek to benefit from the pricing differences caused by this delay.

Growth Investing Risk:

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. Growth stocks may underperform during periods when the market favors value stocks.

Recent Market Conditions:

Recent events in the U.S. and global economies have resulted, and may continue to result, in an usually high

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Fund of Funds Risk:

The Fund may accept investments from fund of funds. From time to time these funds of funds may change or rebalance their underlying holdings. This could result in large inflows into the Fund or large redemptions from the Fund, which may increase transaction costs or portfolio turnover for the Fund.

	Existing Fund	Replacement Fund
degree of volatility in the financial markets, both domestic and foreign and in the net asset values of many mutual funds, including to some extent the Portfolio. Because the situation is unprecedented and widespread, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of these market events. The severity or duration of these conditions may also be affected by policy changes made by governments or quasi-governmental organizations.
Management Fees	0.85% Class I 0.85% Class I The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[1][5]	0.20% Standard Class 0.20% Service Class The Portfolio has breakpoints in its management fee schedule (see the note below), which apply to both classes of shares.[16]
12b-1 Fees	0.00% Class I 0.00% Class I	0.00% Standard Class 0.25% Service Class
Other Expenses	0.16% Class I 0.16% Class I	0.08% Standard Class 0.08% Service Class
Total Gross Expenses	1.01% Class I 1.01% Class I	0.28% Standard Class 0.53% Service Class
Waivers/Reimbursements	0.00% Class I 0.00% Class I	0.00% Standard Class 0.00% Service Class
Total Net Expenses	1.01% Class I 1.01% Class I	0.28% Standard Class 0.53% Service Class

15 The Existing Fund has the following breakpoint fee schedule:

0.55% of the first $250 million of the Fund’s average daily net assets,

0.525% of the next $250 million,

0.50% of the next $250 million,

0.475% of the next $250 million,

0.45% of the next $500 million,

0.425% of the next $2.5 billion, and

0.40% of average daily net assets in excess of $4 billion.

In addition, the Fund pays an administrative services fee at the annual rate of 0.30% of that Fund’s average daily net assets.

16 The Replacement Fund has the following breakpoint fee schedule:

.24 of 1% of the first $500 million,

.20 of 1% of the next $500 million, and

.16 of 1% of the excess over $1 billion.

	Existing Fund	Replacement Fund
Total Share Class Assets (as of 12-31-2011)	$233,200,000 Class I $233,200,000 Class I	$1,332,511,000 Standard Class $442,467,000 Service Class
Total Fund Assets (as of 12-31-2011)	$297,441,000	$1,774,978,000

Performance History (as of 12-31-2011)	Existing Fund	Replacement Fund
3 Mo.	9.0% Class I 9.0% Class I	11.7% Standard Class 11.7% Service Class
1 Yr.	0.5% Class I 0.5% Class I	1.9% Standard Class 1.6% Service Class
3 Yrs.	19.5% Class I 19.5% Class I	13.8% Standard Class 13.6% Service Class
5 Yrs.	3.4% Class I 3.4% Class I	-0.5% Standard Class -0.8% Service Class
10 Yrs.	5.0% Class I 5.0% Class I	2.6% Standard Class 2.4% Service Class

The percentage of the Existing Fund’s assets for Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 74.8% as of 12/31/11. This comprises approximately 58.6% of the Existing Fund’s total assets as of 12/31/11.

The Existing Fund’s share class that is available for all Contracts includes a 12b-1 fee, whereas the Replacement Fund is available without a 12b-1 fee as an underlying investment option for certain types of Contracts. As a result, the Existing Fund’s assets for Class B will be transferred to two different classes (Standard Class and Service Class) of the Replacement Fund.

The Section 26 Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and substantially similar policies and risks. The Existing Fund’s investment objective is growth of capital, and the Replacement Fund seeks to maximize the value of shares (capital appreciation). The Existing Fund invests at least 80% of its net assets in common stocks of mid-cap companies; however, it is permitted to hold equity investments outside the market capitalization of mid-cap equities. Even though the Existing Fund is generally a mid-cap fund, the substitution is appropriate. The three-year correlation coefficient as of 9/30/12 between the Existing Fund and Replacement Fund is 0.92, representing a very strong positive relationship in returns. This means that as the Existing Fund moves up or down by a given amount, the Replacement Fund moves in the same direction by almost exactly the same amount.

Both Funds have limited or no investments in foreign securities and derivatives. As of December 31, 2011, the Existing Fund held 4.9% of its net assets in foreign securities and 0.0% of its net assets in derivatives, and the Replacement Fund held 0.1% of its net assets in foreign securities and 2.0% of its net assets in derivatives.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Lincoln National Variable Annuity Acct C	811-03214	033-025990	C000007618
Lincoln National Variable Annuity Acct C	811-03214	333-068842	C000007619
Lincoln National Variable Annuity Acct C	811-03214	333-112927	C000007620
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429
Lincoln Life Variable Annuity Acct Q	811-08569	333-043373	C000007694
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141765	C000049431
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000058427
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147673	C000074983
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000060391
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-148208	C000074982
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-147711	C000058643

D.	Contract Level Information

1.	Number of Underlying Mutual Funds in Each Contract

Following is a table that lists the number of underlying mutual funds available in each Contract before and after the proposed Substitutions.

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Lincoln National	811-03214	033-025990	C000007618	55	50

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Variable Annuity Acct C
Lincoln National Variable Annuity Acct C	811-03214	333-068842	C000007619	79	77
Lincoln National Variable Annuity Acct C	811-03214	333-112927	C000007620	55	50
Lincoln National Variable Annuity Acct L	811-07645	333-004999	C000030965	56	48
(LNY) Lincoln Life & Annuity Variable Annuity Acct L	811-07785	333-141755	C000049414	56	48
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000041381	89	83
Lincoln Life Variable Annuity Acct N	811-08517	333-138190	C000074163	88	82
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007671	100	92
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007677	100	92
Lincoln Life Variable Annuity Acct N	811-08517	333-040937	C000007681	105	95
Lincoln Life Variable Annuity Acct N	811-08517	333-149434	C000063880	88	82
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007675	99	90
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007678	100	91
Lincoln Life Variable Annuity Acct N	811-08517	333-036316	C000007682	105	95
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007676	99	90
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007679	100	92
Lincoln Life Variable Annuity Acct N	811-08517	333-036304	C000007672	105	95
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007680	100	92
Lincoln Life Variable Annuity Acct N	811-08517	333-061554	C000007673	105	95

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Lincoln Life Variable Annuity Acct N	811-08517	333-135039	C000035538	96	87
Lincoln Life Variable Annuity Acct N	811-08517	333-170897	C000096925	71	70
Lincoln Life Variable Annuity Acct N	811-08517	333-170529	C000096384	71	70
Lincoln Life Variable Annuity Acct N	811-08517	333-174367	C000102889	71	70
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000054046	89	83
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-145531	C000074175	88	82
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049410	100	92
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049412	100	92
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141752	C000049411	105	95
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-149449	C000064128	88	82
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049419	99	90
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049421	100	92
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141757	C000049420	105	95
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049424	100	92
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141759	C000049423	105	95
(LNY) Lincoln New York Account N for	811-09763	333-141760	C000049427	100	92

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Variable Annuities
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141760	C000049426	105	95
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-141762	C000049429	96	87
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-171096	C000097755	71	70
(LNY) Lincoln New York Account N for Variable Annuities	811-09763	333-176213	C000105807	71	70
Lincoln Life Variable Annuity Acct Q	811-08569	333-043373	C000007694	55	50

2.	Contracts With Optional Riders

The proposed Substitution will have no impact on Contracts with optional riders, as the Insurance Companies do not limit investment options for the riders on a fund-by-fund basis.

E.	Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants have developed and propose to follow the procedures set forth below.

1.	Distribution of Prospectus Supplements.

Prospectus supplements (“Pre-Substitution Notices”) will be delivered to Contract Owners at least thirty (30) days before the Substitution Date. The Pre-Substitution Notices will: (i) notify all Contract Owners of the Insurance Company’s intent to implement the Substitutions, that it has filed this Application in order to obtain the necessary orders to do so, and indicate the anticipated Substitution Date; (ii) advise Contract Owners that from the date of the Pre-Substitution Notice until the Substitution Date, Contract Owners are permitted to transfer Contract value out of any Existing Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract; (iii) instruct Contract Owners how to submit transfer requests in light of the proposed Substitutions; (iv) advise Contract Owners that any Contract value remaining in an Existing Fund sub-account on the Substitution Date will be transferred to the corresponding Replacement Fund sub-account, and that the Substitutions will take place at relative net asset value; (v) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the Insurance Companies will permit Contract Owners to make transfers of Contract value out of each Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract; and (vi) inform Contract Owners that, except as described in the market timing/short-term trading provision of the relevant prospectus, the respective Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least thirty (30) days after the Substitution Date.

Existing Contract Owners will receive the Pre-Substitution Notice and the prospectus for the Replacement Fund before the Substitution Date, if they have not already received such information. The prospectus for the Replacement Fund will disclose and explain the substance and effect of the Manager of Managers Order. New purchasers of the Contracts will be provided the Pre-Substitution Notice, the Contract prospectus, and the prospectus for the Replacement Funds in accordance with all applicable legal requirements. Prospective purchasers of the Contracts will be provided the Pre-Substitution Notice and the Contract prospectus.

2.	Confirmation Statements.

In addition to the Pre-Substitution Notice distributed to Contract Owners, within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will restate the information set forth in the Pre-Substitution Notice.

3.	Redemption and Purchase of Shares.

As of the Substitution Date, a portion of the securities of the Existing Funds will be redeemed in kind and those securities received will be used to purchase shares of the Replacement Funds. The redemption of each Existing Fund’s shares and repurchase of the corresponding Replacement Fund’s shares will be effected and take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner’s Contract value, cash value, death benefit, or dollar value of his or her investment in the Separate Accounts and without such transactions counting as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. Each Substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution Date at their net asset value. In the event that either LIAC or the relevant Subadviser of a Replacement Fund declines to accept, on behalf of the Replacement Fund, securities redeemed in-kind by an Existing Fund, such Existing Fund shall instead provide cash equal to the value of the declined securities so that Contract Owners’ Contract values will not be adversely impacted or diluted. Each Substitution will be effected by redeeming shares of Existing Funds in cash and/or in kind on the Substitution Date and using the proceeds of those redemptions to purchase shares of the Replacement Funds. Therefore, simultaneous to the redemption of the Existing Fund’s shares, all the proceeds of such redemptions shall be used to purchase shares of the Replacement Fund at their net asset value so that each Contract Owner’s Contract value will remain fully invested at all times.17

Contract Owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or the Insurance Companies’ obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the Substitutions will not result in adverse tax consequences to Contract Owners and will not alter any tax benefits associated with the Contracts. The proposed Substitutions will not cause the

1 7 For administrative convenience, the In-Kind Transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Fund and its corresponding Replacement Fund, followed by the distribution of shares of the Replacement Fund to the applicable Separate Account(s).

Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution. Redemptions and repurchases that occur in connection with effecting the Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. Consequently, no fees will be charged on transfers made to effectuate the Substitutions.

4.	Limits on Expenses.

As previously noted, Section 26 Applicants agree that for all Substitutions, for a period of two (2) years following the Substitution date and for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the issuing Insurance Company, as applicable, will reimburse, on the last business day of each fiscal quarter, the sub-accounts investing in the applicable Replacement Fund to the extent that the Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Fund for fiscal year 2011.

5.	The Trust’s Manager of Managers Order.

The Section 26 Applicants represent that, after the Substitution Date, the Replacement Funds will not change a Subadviser, add a new Subadviser, or otherwise rely on the Manager of Managers Order without first obtaining shareholder approval of the change in Subadviser, the new Subadviser, or the Fund’s ability to add or to replace a Subadviser in reliance on the Manager of Managers Order. Additionally, the Section 26 Applicants represent that a prospectus for the relevant Replacement Fund(s) containing disclosure describing the existence, substance, and effect of the Manager of Managers Order will have been provided to each Contract Owner prior to the Substitution Date.

IV.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the following substitutions:

Ref. No.	Existing Funds	Replacement Funds
1.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS Growth and Income Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:

Ref. No.	Existing Funds	Replacement Funds
	Class A	Standard Class
	Class B	Service Class
2.	AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio:	Lincoln Variable Insurance Products Trust – LVIP Mondrian International Value Fund:
	Class B	Standard Class
	Class B	Service Class
3.	American Century Investment Variable Products – American Century VP Inflation Protection Fund:	Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund:
	Class I	Standard Class
	Class II	Service Class
4.	Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Initial Class	Standard Class
5.	Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
	Initial Class	Standard Class
6.	DWS Investments VIT Funds – DWS Equity 500 Index VIP Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Class A	Standard Class
	Class B	Service Class
7.	DWS Investments VIT Funds – DWS Small Cap Index VIP Portfolio:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
	Class A	Standard Class
	Class B	Service Class
8.	Fidelity Variable Insurance Products Trust – Fidelity VIP Equity-Income Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	Initial	Standard Class
	Service Class 2	Service Class
9.	Fidelity Variable Insurance Products Trust – Fidelity VIP Overseas Portfolio:	Lincoln Variable Products Trust – LVIP SSgA International Index Fund:
	Initial Class	Service Class
	Service Class 2	Service Class
10.	Franklin Templeton Variable Insurance Products Trust – FTVIPT Franklin Small-Mid Cap Growth Securities Fund:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
	Class 1	Standard Class
	Class 2	Service Class
11.	MFS Variable Insurance Trust – MFS VIT Total Return Series:	Lincoln Variable Products Trust – LVIP SSgA Moderate Structured Allocation Fund:
	Service Class	Service Class

Ref. No.	Existing Funds	Replacement Funds
12.	Neuberger Berman Advisers Management Trust – Neuberger Berman AMT Mid-Cap Growth Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
	I Class	Standard Class
	I Class	Service Class

A.	Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security without Commission approval. Section 26(c) further states that the Commission shall issue an order approving such a substitution “if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Since each of the Separate Accounts is a registered unit investment trust that invests in the securities of a single issuer (the Existing Funds), and the Insurance Companies (each a depositor) desire to substitute another security (the Replacement Funds) for those securities, the proposed Substitutions fall within the provisions of Section 26(c). The Section 26 Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.	Basis for a Section 26(c) Order

As indicated in Section II.C. of this Application, the Section 26 Applicants have reserved the right under the Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts. The Contract prospectuses disclose this right.

The Insurance Companies have reserved this right of substitution to protect themselves and the Contract Owners in situations where either might be harmed or disadvantaged by continuing to offer a particular underlying mutual fund as an investment option under the Contract. Additionally, the Insurance Companies intended this reservation of right to be available in those situations where a substitution could benefit the Insurance Companies and the Contract Owners.

Each Replacement Fund and its corresponding Existing Fund have similar, and in some cases substantially similar or identical, investment objectives and strategies. In addition, each proposed Substitution retains for Contract Owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts. Any impact on the investment programs of affected Contract Owners should be negligible.

Furthermore, the ultimate effect of the Substitutions would be to continue to provide Contract Owners with a wide array of investment options and managers, while at the same time increasing administrative efficiencies of the Contracts. Information pertaining to the underlying mutual funds available under the Contracts will be more consistent and thus easier for Contract Owners to navigate and understand.

In each Substitution, the Replacement Fund has a combined management fee and 12b-1 Fee that is less than or equal to that of the Existing Fund. Except with respect to the AllianceBernstein VPS International Value Portfolio/LVIP Mondrian International Value Fund, American Century VP Inflation Protection Fund/LVIP BlackRock Inflation Protected Bond Fund and Dreyfus Stock Index Fund/LVIP SSgA S&P 500 Index Fund, Contract Owners with Contracts value allocated to the sub-accounts of the Existing Funds will experience the same or lower fund net annual operating expenses after the Substitutions as prior to the Substitutions. In the case of the AllianceBernstein VPS International Value Portfolio/LVIP Mondrian International Value Fund, American Century VP Inflation Protection Fund/LVIP BlackRock Inflation Protected Bond Fund and Dreyfus Stock Index Fund/LVIP SSgA S&P 500 Index Fund, the Section 26 Applicants agree that the Insurance Companies will reimburse Contract Owners for any operating expenses incurred by the Contract Owners in excess of the total net operating expenses of the Existing Fund (as of fiscal year end 2011) for a period of two years or for the life of the contract, depending on the relationship between the net operating expenses of the applicable share class of the Replacement Fund and those of the corresponding share class of the Existing Fund.

Thus, each Substitution protects the Contract Owners who have Contract value allocated to an Existing Fund by: (1) providing an alternate underlying investment option that is similar to the Existing

Fund; (2) generally providing such Contract Owners with simpler disclosure documents; and (3) providing an alternate underlying investment option on a basis where the Contract Owners should not experience the effects of higher net operating expenses of the Replacement Fund.

In addition, the Section 26 Applicants submit that each of the Substitutions meets the standards and conditions that the Commission has set forth in other, previously approved substitution applications.18 With respect to Substitution No. 8, the SEC has previously approved substitutions where an index fund tracking the S&P 500 Index has replaced an actively managed style-specific (i.e., growth fund) fund.19

Although immaterial differences in risks and strategies exist, both the Existing Fund and Replacement Fund primarily invest in common stocks and related securities with a focus on companies with larger market capitalizations. Thus, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent: overreaching on the part of the depositor by permanently impacting the investment allocations of the entire trust. In the current situation, the Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract value among the available underlying mutual funds. This flexibility provides Contract Owners with the ability to reallocate their assets at any time – either before the Substitution Date, or after the Substitution Date – if they do not wish to invest in the Replacement Fund. Thus, the likelihood of being invested in an undesired underlying mutual fund is

18 See, e.g., New York Life Insurance and Annuity Corporation, et al., 1940 Act Rel. Nos. 29923 (Jan. 19, 2012) (notice) and 29947 (Feb. 14, 2012) (order); Metlife Insurance Company of Connecticut, et al. 1940 Act Rel. Nos. 29544 (Dec. 29, 2010)(notice) and 29570 (Jan. 24, 2011)(order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 28767 (June 12, 2009) (notice) and 28815 (July 8, 2009) (order); SunLife Assurance Co., et. al., 1940 Act Rel. Nos. 28570 (December 23, 2008) (notice) and 28607 (January 22, 2009) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28480 (October 30, 2008) (notice) and 28521 (November 25, 2008) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28369 (August 28, 2008) (notice) and 28384 (September 19, 2008) (order); The Penn Mutual Life Insurance Company, et. al., 1940 Act Rel. Nos. 28328 (July 2, 2008) (notice) and 28342 (July 25, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28190 (March 10, 2008) (notice) and 28236 (April 16, 2008) (order); Jefferson National Life Insurance Company, et. al., 1940 Act Rel. Nos. 28191 (March 10, 2008) (notice) and 28234 (April 3, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28013 (October 12, 2007) (notice) and 28044 (November 7, 2007) (order).

19 See, e.g., Country Investors Life Assurance Company, et al., 1940 Act Rel. Nos. 29691 (June 9, 2011) (notice) and 29717 (July 7, 2011) (order); Massachusetts Mutual Life Insurance Company, et al., 1940 Act Rel. Nos. 27259 (Mar. 20, 2006) (notice) and 27282 (Apr. 5, 2006) (order).

minimized, with the discretion remaining with the Contract Owners. The Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the type of insurance coverage offered by the Insurance Companies under the applicable Contract, as well as numerous other rights and privileges associated with Contract, are not impacted by the proposed Substitution. Contract Owners also may have considered the Insurance Company’s size, financial condition, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed Substitutions, nor will the annuity, life, or tax benefits afforded under the Contracts held by any of the affected Contract Owners.

C.	Request for an Order

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions. The Section 26 Applicants submit that, for all the reasons stated above, the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.	Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, generally prohibits any affiliated person of a registered investment company (or any affiliated person of such a person), acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person…

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Shares held by an insurance company separate account are legally owned by the insurance company. Thus, the Insurance Companies collectively own substantially all of the shares of the Trust. Accordingly, the Trust and its respective Trust Funds are arguably under the control of the Insurance Companies, as per Section 2(a)(9) of the 1940 Act (notwithstanding the fact that the Contract Owners are the beneficial owners of those Separate Account shares). If the Trust is under the common control of the Insurance Companies, then each Insurance Company is an affiliated person of the Trust and its respective Trust Funds. If the Trust and its respective Trust Funds are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies.

Regardless of whether or not the Insurance Companies can be considered to actually control the Trust and its Trust Funds, because the Insurance Companies and their affiliates own of record more than 5% of the shares of each Trust Fund and are under common control with LIAC, the Insurance Companies are affiliated persons of the Trust and its Trust Funds. Likewise, the Trust and its respective Trust Funds are each an affiliated person of the Insurance Companies.

The proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Funds with portfolio securities of certain Existing Funds and the indirect sale of portfolio securities of certain Existing Funds for shares of certain Replacement Funds. Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain

Replacement Funds by certain Existing Funds, acting as principal, and a sale of portfolio securities by certain Existing Funds, acting as principal, to certain Replacement Funds. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Funds, by the Insurance Companies (or their Separate Accounts), acting as principal. If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1)	The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and
(3)	The proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that the In-Kind Transactions, as described in this Application, meet the conditions set forth in Section 17(b) of the 1940 Act. Additionally, the Commission has previously granted exemptions from Section 17(a) in circumstances substantially identical in all material respects to those presented in this Application, to permit in-kind transactions in connection with a substitution.20

20 See, e.g., New York Life Insurance and Annuity Corporation, et al., 1940 Act Rel. Nos. 29923 (Jan. 19, 2012) (notice) and 29947 (Feb. 14, 2012) (order); Metlife Insurance Company of Connecticut, et al. 1940 Act Rel. Nos. 29544 (Dec. 29, 2010)(notice) and 29570 (Jan. 24, 2011)(order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 28767 (June 12, 2009) (notice) and 28815 (July 8, 2009) (order); SunLife Assurance Co., et. al., 1940 Act Rel. Nos. 28570 (December 23, 2008) (notice) and 28607 (January 22, 2009) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28480 (October 30, 2008) (notice) and 28521 (November 25, 2008) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28369 (August 28, 2008) (notice) and 28384 (September 19, 2008) (order); The Penn Mutual Life Insurance Company, et. al., 1940 Act Rel. Nos. 28328 (July 2, 2008) (notice) and 28342 (July 25, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28190 (March 10, 2008) (notice) and 28236 (April 16, 2008) (order); Jefferson National Life Insurance Company, et. al., 1940 Act Rel. Nos. 28191 (March 10, 2008) (notice) and 28234 (April 3, 2008) (order); John Hancock Life Insurance Company, et al., 1940 Act Rel. Nos. 28065 (November 26, 2007)

1.	Reasonableness and Fairness of Terms and the Absence of Overreaching

The Section 17 Applicants submit that the terms of the In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the Contract Owners’ Contract values will not be adversely impacted or diluted; and (2) the In-Kind Transactions will comply with all of the conditions set forth in Rule 17a-7, except for the requirement relating to cash consideration.

Contract Owners’ Contract values will not be adversely impacted or diluted because the In-Kind Transactions will be effected at the respective net asset values of the Existing Funds and the Replacement Funds, as described in each fund’s registration statement and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract, the accumulation unit value or annuity unit value of any Contract, or the death benefit payable under any Contract. After the In-Kind Transactions, the value of a Separate Account’s investment in a Replacement Fund will equal the value of its investments in the corresponding Existing Fund (in addition to any pre-existing investment in the Replacement Fund) before the In-Kind Transactions.

Additionally, the Section 17 Applicants will cause the In-Kind Transactions to be implemented in compliance with the conditions set forth in Rule 17a-7 under the 1940 Act, except that the consideration paid for the securities being purchased or sold will not be in cash, as is normally required by Rule 17a-7(a). The Section 17 Applicants assert that because the proposed In-Kind Transactions would otherwise comply with the conditions of the rule, the Commission should consider whether the terms of the In-Kind Transactions would serve the purposes intended by implementation of the rule. The adopting release of Rule 17a-7 states that the purpose of the rule is to set forth “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”21 Since the In-Kind Transactions will be effected at the respective net asset values of the relevant funds, as per the

(notice) and 28081 (December 21, 2007) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28013 (October 12, 2007) (notice) and 28044 (November 7, 2007) (order).

21 1940 Act Rel. Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

registration statement for each fund and as required by Rule 22c -1 under the 1940 Act, the Section 17 Applicants submit that the terms of the In-Kind Transactions do not present a situation where the investment companies participating in the transaction could overreach and potentially harm investors. Thus, the purposes intended by implementation of the rule are met by the terms of the In-Kind Transactions.

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in Rule 17a-7(b). Because, per the terms of Rule 17a-7(a), Rule 17a-7 is available only with respect to securities for which market quotations are readily available, the proposed In-Kind Transactions will include only securities for which market quotations are readily available on the Substitution Date. Further, the proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment company’s registration statement and reports in accordance with Rule 17a-7(c). No brokerage commission, fee (except for any customary transfer fees), or other remuneration will be paid in connection with the proposed In-Kind Transactions as specified in Rule 17a-7(d). The Trust’s Board of Trustees has adopted and implemented the fund governance and oversight procedures as required by Rule 17a-7(e) and (f). In addition, pursuant to Rule 17a-7(e)(3), during the calendar quarter following the quarter in which any In-Kind Transactions occur, the Trust’s Board of Trustees will review reports submitted by LIAC in respect of such In-Kind Transactions in order to determine that all such In-Kind Transactions made during the preceding quarter were effected in accordance with the representations stated herein. Finally, a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in accordance with Rule 17a-7(g).

Although the proposed In-Kind Transactions will not comply with the cash consideration requirement of Rule 17a-7(a), the terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Funds and each of the relevant Replacement Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. Specifically, the Insurance Companies and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Fund and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants intend that the In-Kind Transactions will be carried out in compliance with the other conditions of Rule 17a-7 as discussed above.

2.	Consistency with the Policy of Each Registered Investment Company Concerned

For those Existing Funds that will redeem their shares in-kind as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Existing Fund because: (1) the redemption in-kind policy is stated in the relevant Existing Fund’s current registration statement; and (2) the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. In addition, to the extent applicable to the Section 17 Applicants as affiliated persons redeeming in-kind from an Existing Fund, the Section 17 Applicants will comply with the Commission’s no-action letter issued to Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999).

Likewise, for the Replacement Funds that will sell shares in exchange for portfolio securities as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Replacement Fund because: (1) the Trust’s policy of selling shares in exchange for investment securities is stated in the Trust’s current registration statement; (2) the shares will be sold at their net asset value in conformity with Rule 22c-1 under the Act; and (3) the investment securities will be of the type and quality that a Replacement Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for cash. For each of the proposed In-Kind Transactions, LIAC and the relevant Subadviser(s) will analyze the portfolio securities being offered to each relevant Replacement Fund and will retain only those securities that it would have acquired for each such Fund in a cash transaction.

3.	Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act set forth in Section 1 of the 1940 Act. In particular, the proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent.

C.	Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act permit them, to the extent necessary, to carry out the proposed In-Kind Transactions as described in this Application. The Section 17 Applicants submit that, for all the reasons stated above: (1) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair to each of the relevant Replacement Funds, each of the relevant Existing Funds, and Contract Owners, and that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned; (2) the proposed In-Kind Transactions are, or will be, consistent with the policies of the relevant Replacement Funds and the relevant Existing Funds as stated in the relevant investment company’s registration statement and reports filed under the 1940 Act; and (3) the proposed In-Kind Transactions are, or will be, consistent with the general purposes of the 1940 Act.

VI.	CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants each respectively submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible. Additionally, for the reasons set forth in this Application, the Section 17 Applicants each respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act, and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the 1940 Act, and that such order be made effective as soon as possible.

The Section 17 Applicants and the Section 26 Applicants each acknowledge that reliance on any order of approval issued pursuant to this Application, if granted, depends upon compliance with all of the representations and conditions applicable to the Section 17 Applicants and the Section 26 Applicants, respectively, as set forth in this Application.

VII.	PROCEDURAL MATTERS RELATING TO THIS APPLICATION

A.	Communications

The Section 17 Applicants hereby state that their address is as indicated on the cover page of this Application. Any notice and order or questions or comments concerning this Application should be directed to:

Jill R. Whitelaw, Esq.

Chief Counsel - Funds Management

Lincoln Financial Group

150 North Radnor-Chester Road

Radnor, PA 19087

Copies to:

Robert A. Robertson, Esq.

Dechert LLP

2010 Main Street, Suite 500

Irvine, CA 92614

B.	Authorizations

Each Section 17 Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Section 17 Applicant.

Under the Articles of Incorporation and By-Laws of Lincoln Life, its business and affairs are to be conducted by its Board of Directors. The business and affairs of the Lincoln Life Separate Accounts, as unit investment trusts, is conducted by Lincoln Life, as depositor, pursuant to Lincoln Life’s Articles of Incorporation and By-Laws.

Under the Articles of Incorporation and By-Laws of LNY, its business and affairs are to be conducted by its Board of Directors. The business and affairs of the LNY Separate Accounts, as unit investment trusts, is conducted by LNY, as depositor, pursuant to LNY’s Articles of Incorporation and By-Laws.

Under the Articles of Incorporation and By-Laws of the Trust, its business and affairs are to be conducted by its Board of Trustees.

In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors/Trustees of each entity authorizing the appropriate officers of each entity, respectively, to prepare, execute, and file this Application, and any amendment to this Application, with the Commission. All the requirements of the governing documents of each entity have been complied with in connection with the execution and filing of this Application. The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibit A. Such resolutions and statements of authority authorize the preparation, execution, and filing of the Application by the officers referenced therein and remain in full force and effect. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

APPENDIX A

EXISTING FUND AND REPLACEMENT FUND IDENTIFICATION NUMBERS

Funds	1940 Act File Number	1933 Act File Number	Series Identification Number	Class Identification Number
AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS Growth and Income Portfolio:	811-05398	033- 18647	S000010448
Class A				C000028862
Class B				C000028863
AllianceBernstein Variable Products Series Fund – Alliance Bernstein VPS International Value Portfolio:	811-05398	033- 18647	S000010431
Class B				C000028829
American Century Variable Portfolios II Inc. – American Century VP Inflation Protection Fund:	811-10155	333- 46922	S000006680
Class I				C000018205
Class II				C000018206
Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund:	811-05719	033- 27172	S000001911
Initial Class				C000005028
Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio:	811-05125	033- 13690	S000001917
Initial Class				C000005060
DWS Investments VIT Funds – DWS Equity 500 Index VIP Portfolio:	811-07507	333- 00479	S000006221
Class A				C000017151
Class B				C000017152
DWS Investments VIT Funds – DWS Small Cap Index VIP Portfolio:	811-07507	333- 00479	S000006223
Class A				C000017156
Class B				C000017157
Variable Insurance Products Fund – Fidelity® VIP Equity-Income Portfolio:	811-03329	002- 75010	S000007716
Initial Class				C000020966
Service Class 2				C000020970
Variable Insurance Products Fund – Fidelity® VIP Overseas Portfolio:	811-03329	002- 75010	S000007720
Initial Class				C000020986
Service Class 2				C000020992
Franklin Templeton Variable Insurance Products Trust –Franklin Small-Mid Cap Growth Securities Fund:	811-05583	033- 23493	S000007314
Class 1				C000020096
Class 2				C000020097
Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond	811-08090	033- 070742	S000028580

Funds	1940 Act File Number	1933 Act File Number	Series Identification Number	Class Identification Number
Fund: Standard Class				C000097492
Service Class				C000087493
Lincoln Variable Products Trust – LVIP Mondrian International Value Fund:	811-08090	033- 070742	S000002803
Standard Class				C000007702
Service Class				C000007703
Lincoln Variable Products Trust – LVIP SSgA International Index Fund:	811-08090	033- 070742	S000021658
Service Class				C000062030
Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:	811-08090	033- 070742	S000015783
Standard Class				C000043348
Service Class				C000043349
Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:	811-08090	033- 070742	S000015974
Standard Class				C000043863
Service Class				C000043864
Lincoln Variable Products Trust – LVIP SSgA Moderate Structured Allocation Fund:	811-08090	033- 070742	S000029487
Service Class				C000090475
MFS Variable Insurance Trust – MFS VIT Total Return Series:	811-08326	033- 74668	S000002670
Service Class				C000007311
Neuberger Berman Advisers Management Trust – Mid-Cap Growth Portfolio:	811-04255	002- 88566	S000008199
I Class				C000022323

SIGNATURES

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY has authorized this First Amended Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the Commonwealth of Pennsylvania on the 14th day of November, 2012.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT L

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT Q

/s/ Daniel R. Hayes
Daniel R. Hayes
President

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK has authorized this First Amended Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the on the Commonwealth of Pennsylvania on the 14th day of November, 2012.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT L

(LNY) LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES

/s/ Daniel R. Hayes
Daniel R. Hayes
Vice President

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST has authorized this First Amended Application to be duly signed on its behalf, and on behalf of its series funds, in the Commonwealth of Pennsylvania on the 14th day of November, 2012.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

/s/ Daniel R. Hayes
Daniel R. Hayes
President

EXHIBIT LIST

Exhibit A: Board Resolutions

Exhibit B: Verification

Exhibit A

Board Resolutions

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

I, Charles A. Brawley, III, hereby certify that I am the duly elected and qualified Secretary of The Lincoln National Life Insurance Company (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors at their meeting of September 8, 2006, and that such resolution is in full force and effect as of the date hereof:

Amendment to Segregated Investment Accounts Authorization

06-31	RESOLVED, That, Resolution No. 93-18, adopted by the Board of Directors on May 13, 1993 relating to the authorization of segregated investment accounts, is amended in its entirety to read as follows:

“RESOLVED, That the President of the Company is hereby authorized in his discretion from time to time to establish one or more segregated investment accounts in accordance with the provisions of the Indiana Insurance Law, any one or more of such accounts which may be used for the purpose of maintaining principal and interest as guaranteed by group or individual annuity contracts, whether fixed or variable, group or individual life insurance policies, whether fixed or variable, and funding agreements issued by the Company, and for any other purpose or purposes as the President may determine and as may be appropriate under the Indiana Insurance Law;

RESOLVED, That if in the opinion of legal counsel of the Company it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1933, or to make application for exemption from registration, the President or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account;

RESOLVED, That the officers of the Company are authorized to take any and actions as they deem necessary or desirable to effectuate this resolution; and

RESOLVED, That any and all actions taken by the officers of the Company in accordance with this resolution prior to its effective date are ratified and confirmed in all respects.”

I Hereby Further Certify That the person specifically named below has been elected or appointed, qualified and is now serving as an officer of said Company in the capacity indicated before his name:

Office	Name

Vice President	Daniel R. Hayes

Date: July 25, 2012	/s/ Charles A. Brawley, III
Charles A. Brawley, III, Secretary

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

I, Charles A. Brawley, III, hereby certify that I am a duly elected and qualified Assistant Secretary of Lincoln Life & Annuity Company of New York (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors on July 24, 1996, and that such resolution is in full force and effect as of the date hereof:

96-21	RESOLVED, That the chief executive officer of Lincoln Life & Annuity Company of New York (the “Company”) is hereby authorized in his discretion from time to time to establish one or more separate investment accounts in accordance with the provisions of the New York Insurance Law, for such purpose or purposes as he may determine and as may be appropriate under the New York Insurance Law; and

RESOLVED FURTHER, That if in the opinion of legal counsel of the Company, it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1993, or to make application for exemption from registration, the chief executive officer or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account.

I Hereby Further Certify That the person specifically name below has been elected or appointed, qualified and is now serving as an officer of said Company in the capacity indicated before his name:

Office	Name
Vice President	Daniel R. Hayes

In Witness Whereof, I have hereunto affixed my name as Assistant Secretary and have caused the corporate seal of said Company to be hereunto affixed this 25th day of July, 2012.

/s/ Charles A. Brawley, III
Charles A. Brawley, III, Assistant Secretary

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

I, Jill R. Whitelaw, hereby certify that I am the Secretary of the Lincoln Variable Insurance Products Trust (the “Trust”) and that the following is a true and correct copy of a resolution adopted by the Board of Trustees of the Trust at a meeting held on February 24, 2003, and that such resolution is in full force and effect as of the date hereof:

Authority to Execute Documents

“RESOLVED, That, in addition to the authority stated in the Trust’s bylaws, each of the President or a Vice President of any class of the Trust is authorized to enter into, execute, and deliver in the name of or on behalf of the Trust or any of its Funds,

(a)	all deeds, leases, transfers, contracts, agreements, guarantees, releases, waivers, bonds, notes checks, drafts and other obligations made, accepted or endorsed by the Trust or any of its Funds,

(b)	all endorsements, assignments, transfers, stock powers or other instruments of transfer of securities owned by or standing in the name of the Trust or any of its Funds, and

(c)	any other trust instrument that may be deemed by such officer necessary and proper for the business of the Trust or any of its Funds, without further act or resolution of this Board, and the Secretary or any Assistant Secretary of the Trust is authorized to attest the same by his or her signature; provided, however, that this resolution shall have no effect on matters that require specific Board approval under state law or the federal securities laws.”

I further certify that Daniel R. Hayes is the duly elected and qualified President of the Trust, and as such, has authority to execute documents on behalf of the Trust.

Date: July 25, 2012	/s/ Jill R. Whitelaw
Jill R. Whitelaw, Secretary

* * *

Exhibit B

VERIFICATION

CITY OF RADNOR	)
	)	ss
COMMONWEALTH OF PENNSYLVANIA	)

The undersigned states that he has duly executed the attached First Amended Application dated November 14, 2012, for and on behalf of The Lincoln National Life Insurance Company and its Lincoln National Variable Annuity Account C, Lincoln National Variable Annuity Account L, Lincoln National Variable Annuity Account N, Lincoln National Variable Annuity Account Q, Lincoln Life & Annuity Company of New York and its Lincoln Life & Annuity Variable Annuity Account L, (LNY) Lincoln New York Account N for Variable Annuities, and the Lincoln Variable Insurance Products Trust; that he is a Vice President of The Lincoln National Life Insurance Company and a Vice President of Lincoln Life & Annuity Company of New York; that he is President of the Lincoln Variable Insurance Products Trust and that all action by directors and other bodies necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel R. Hayes
Daniel R. Hayes

* * *